AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2002

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

Registration Statement
Under the
Securities Act of 1933

MONSANTO COMPANY

(Exact name of registrant as specified in its charter)

Delaware	43-1878297
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

800 North Lindbergh Boulevard
St. Louis, Missouri 63167
(Address of principal executive offices)
Registrant's telephone number including area code:
(314) 694-1000

Charles W. Burson, Esq.
Executive Vice President, Secretary
and General Counsel
Monsanto Company
800 North Lindbergh Boulevard
St. Louis, Missouri 63167
(314) 694-1000
(Name and address of agent for service)

Copies to:
Denis P. McCusker, Esq.
Bryan Cave LLP
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102
314-259-2455
Fax 314-259-6580

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Amount of registration fee
Debt Securities	**$2,000,000,000**	**$184,000**

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Subject to Completion, dated May 17, 2002



MONSANTO ™

$2,000,000,000

Debt Securities

This Prospectus describes Debt Securities which Monsanto Company may issue and sell at various times. More detailed information is set forth under "Description of Securities."

- The Debt Securities may be debentures, notes or other unsecured and unsubordinated evidences of indebtedness, and will rank on a parity with our other unsecured and unsubordinated indebtedness.

- We may issue them in one or several series.

- The total principal amount of the Debt Securities to be issued under this Prospectus will not exceed $2,000,000,000 or the equivalent amount in other currencies.

- We will determine the terms of each series of Debt Securities, such as interest rates, maturity, redemption provisions and other terms, at the time of sale, and we will specify the terms in a Prospectus Supplement which we will deliver together with this Prospectus at the time of the sale.

We may sell Debt Securities directly to investors or to or through underwriters, dealers or agents. More information about the way we will distribute the Debt Securities is under the heading "Plan of Distribution." Information about the underwriters or agents who will participate in any particular sale of Debt Securities will be in the Prospectus Supplement relating to that series of Debt Securities.

Unless we state otherwise in a Prospectus Supplement, we will not list any of the Debt Securities on any securities exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is   , 2002.

We have not authorized anyone to give any information or to make any representations concerning the offering of the Debt Securities except those which are in this Prospectus or in the Prospectus Supplement which is delivered with this Prospectus, or which is referred to under "Where You Can Find More Information." If anyone gives any other information or representation, you should not rely on it. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Debt Securities which are referred to in the Prospectus Supplement. This Prospectus is not an offer to sell or a solicitation of an offer to buy Debt Securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus, or any sale of Debt Securities, as an indication that there has been no change in our affairs since the date of this Prospectus. You should also be aware that information in this Prospectus may change after this date.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's Internet website at *http://www.sec.gov*. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference:

- our Annual Report on Form 10-K for the year ended December 31, 2001,

- our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and

- our Current Report on Form 8-K dated March 15, 2002,

and any filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (except for information furnished under Item 9 on Form 8-K) after the date on which we filed the registration statement of which this Prospectus is a part until we sell all of the Debt Securities.

You may receive a copy of any of these filings, at no cost, by writing or telephoning our Corporate Secretary, at Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, telephone (314) 694-1000. We have filed with the SEC a Registration Statement to register the Debt Securities under the Securities Act of 1933. This Prospectus omits certain information contained in the Registration Statement, as permitted by SEC rules. You may obtain copies of the Registration Statement, including exhibits, as noted in the first paragraph above.

INFORMATION ABOUT MONSANTO

We are a global provider of technology-based solutions and agricultural products for growers and downstream customers, such as grain processors and food companies. Our herbicides, seeds, and related biotechnology trait products can be combined to provide growers with integrated solutions that help them produce higher-yield crops, while controlling weeds, insects and diseases more efficiently and cost-effectively. We also provide lawn and garden herbicide products for the residential market.

We were incorporated in February 2000 under Delaware law and are comprised of the operations, assets and liabilities that were previously the agricultural division of Pharmacia Corporation. On September 1, 2000, the assets and liabilities of the agricultural business were transferred from Pharmacia to Monsanto, and on October 23, 2000, we completed an initial public offering of our common stock. Pharmacia continues to own approximately 84.3% of our common stock as of April 30, 2002. In November 2001, Pharmacia announced a plan to spin off its entire ownership of Monsanto to Pharmacia shareowners by means of a tax-free dividend. Pharmacia has stated that it plans to complete the spinoff during the fourth quarter of 2002.

Our principal office is at 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, and our telephone number is (314) 694-1000.

USE OF PROCEEDS

Unless we otherwise indicate in an accompanying Prospectus Supplement, we intend to use the net proceeds we receive from the sale of the Debt Securities to reduce short-term borrowings and for other general corporate purposes, which may include meeting working capital needs, capital expenditures, and acquisitions. Pending such uses, we may temporarily invest the net proceeds in interest-bearing securities. The Prospectus Supplement relating to an offering may contain a more detailed description of the use of proceeds.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited historical ratio of earnings to fixed charges for the periods indicated.

	Three months ended March 31,		Year ended December 31,				
	2002	**2001**	**2001**	**2000**	**1999**	**1998**	**1997**
Ratio of earnings to fixed charges	6.52x	3.53x	4.10x	2.22x	1.85x	0.74x	0.81x

The ratio of earnings to fixed charges represents the number of times our fixed charges are covered by our earnings. Fixed charges consist of interest expense, capitalized interest and an estimate of interest within rental expense. For these purposes, "earnings" means income (loss) from continuing operations, before income taxes, extraordinary item, cumulative effect of accounting change and fixed charges (other than capitalized interest), but excludes undistributed earnings of affiliated companies.

DESCRIPTION OF DEBT SECURITIES

This section describes some of the general terms of the Debt Securities. The Prospectus Supplement describes the particular terms of the Debt Securities we are offering. The Prospectus Supplement also indicates the extent, if any, to which these general provisions may not apply to the Debt Securities being offered. If you would like more information on these provisions, you may review the Indenture which is filed as an exhibit to the Registration Statement which is filed with the SEC. See "Where You Can Find More Information."

We will issue the Debt Securities under an Indenture to be entered into between us and The Bank of New York, as trustee. We are summarizing certain important provisions of the Debt Securities and the Indenture. This is not a complete description of all of the important terms. You should refer to the specific terms of the Indenture for a complete statement of the terms of the Indenture and the Debt Securities. When we use capitalized terms which we do not define here, those terms have the meanings given in the Indenture. When we use references to Sections, we mean Sections in the Indenture.

General

The Debt Securities will be senior unsecured obligations of Monsanto and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. Neither Pharmacia, our majority shareholder, nor any of our subsidiaries will have any obligation to guarantee or otherwise pay amounts due under the Debt Securities.

The Indenture does not limit the amount of Debt Securities that we may issue under the Indenture, nor does it limit other debt that we may issue. We may issue the Debt Securities at various times in different series and issues, each of which may have different terms. Unless we indicate otherwise in the Prospectus Supplement for any series or issue, we may treat a subsequent offering of Debt Securities as a part of the same issue as that series or issue.

The Prospectus Supplement relating to the particular series of Debt Securities we are offering includes the following information concerning those Debt Securities:

- The title of the Debt Securities of the series or issue.

- The total principal amount of the series or issue of Debt Securities.

- The date or dates on which the principal and premium, if any, will be paid, the rights we or the holders may have to extend the maturity of the Debt Securities and any rights the holders may have to require payment of the Debt Securities at any time.

- The interest rate on the Debt Securities. We may specify a fixed rate or a variable rate, or a rate to be determined under procedures we will describe in the Prospectus Supplement, and the interest rate may be subject to adjustment.

- The dates on which we will pay interest on the Debt Securities and the regular record dates for determining the holders who are entitled to receive the interest payments.

- The right, if any, to defer payments of interest on the Debt Securities by extending the interest payment period, and the duration of such extensions.

- Where payments on the Debt Securities will be made, if it is other than the office mentioned under "Payments on Debt Securities" below.

- If applicable, the prices at which we may redeem all or a part of the Debt Securities and the time periods during which we may make the redemptions. The redemptions may be made under a sinking fund or otherwise.

- Any obligation we may have to redeem, purchase or repay any of the Debt Securities under a sinking fund or otherwise or at the option of the holder, and the prices, time periods and other terms which would apply.

- Any additional Events of Default or covenants that will apply to the Debt Securities.

- The amounts we would be required to pay if the maturity of the Debt Securities is accelerated, if it is less than the principal amount.

- If we will make payments on the Debt Securities in any currency other than U.S. dollars, the currencies in which we will make the payments.

- If applicable, the terms under which we or a holder may elect that payments on the Debt Securities be made in a currency other than U.S. dollars.

- If amounts payable on the Debt Securities may be determined by a currency index, information on how the payments will be determined.

- Any applicable material Federal income tax consequences.

- Any other special terms that may apply to the Debt Securities. (Section 301)

Payments on Debt Securities

We will make payments on the Debt Securities at the office or agency we will maintain for that purpose, which will be the Corporate Trust Office of the Trustee in New York, New York unless we indicate otherwise in the Prospectus Supplement, or at such other places at the respective times and in the manner as we designate in the Prospectus Supplement. (Sections 307 and 1002) As explained under "Book-Entry Debt Securities" below, The Depository Trust Company ("DTC") or its nominee will be the initial registered holder unless the Prospectus Supplement provides otherwise, and we will make payments to DTC or its nominee. Payments to you, as beneficial owner, will be the responsibility of your broker or other DTC participant.

Form, Denominations and Transfers

Unless otherwise indicated in the Prospectus Supplement:

- The Debt Securities will be in fully registered form, without coupons, in denominations of $1,000 or any multiple thereof.

- We will not charge any fee to register any transfer or exchange of the Debt Securities, except for taxes or other governmental charges, if any. (Sections 302 and 305)

Original Issue Discount Securities

If Debt Securities are Original Issue Discount Securities, we will offer and sell them at a substantial discount below their stated principal amount. We will describe Federal income tax consequences and other special considerations applicable to any Original Issue Discount Securities in the Prospectus Supplement. "Original Issue Discount Security" means any security which provides that less than the full principal amount will be due if the maturity is accelerated or if the security is redeemed before its maturity. (Section 101)

Indexed Debt Securities

We may issue Debt Securities under which the principal amount payable at maturity or the amount of interest payable will be determined by reference to currency exchange rates, commodity prices, equity indices or other factors. In that case, the amount we will pay to the holders will depend on the value of the applicable currency, commodity, equity index or other factor at the time our payment obligation is calculated. We will include information in the Prospectus Supplement for those Debt Securities about how we will calculate the principal or interest payable, and will specify the currencies, commodities, equity indices or other factors to which the principal amount payable at maturity or interest is linked. We will also provide information about certain additional tax considerations which would apply to the holders of those Debt Securities.

Certain Restrictions

Unless we otherwise specify in the Prospectus Supplement, there will not be any covenants in the Indenture or the Debt Securities that would protect you against a highly leveraged or other transaction involving Monsanto that may adversely affect you as a holder of Debt Securities. If there are provisions that offer such protection, they will be described in the Prospectus Supplement.

Restriction on Liens. Under the Indenture neither we nor any of our Restricted Subsidiaries (defined below) may issue any notes, bonds, debentures or other indebtedness for money borrowed secured by a pledge of, or mortgage or lien on, any Operating Property (defined below) owned or leased by us or any Restricted Subsidiary, or on any shares of stock or indebtedness of any Restricted Subsidiary, unless we also provide equal and ratable security on the Debt Securities. A "Restricted Subsidiary" is any direct or indirect subsidiary of Monsanto that owns any Operating Property. (Section 101) An "Operating Property" is any real property or equipment located within the United States and used primarily for manufacturing or research and development by us or any of our direct or indirect subsidiaries that has a net book value, after deduction of accumulated depreciation, in excess of 2.0% of our Consolidated Net Assets (defined below), other than any property or equipment:

- which is financed by obligations issued by a state, commonwealth, territory or possession of the United States of America, or any political subdivision or governmental authority of any of the foregoing; or

- which, in the opinion of our Board of Directors, is not of material importance to the total business conducted by us and our Restricted Subsidiaries taken as a whole. (Section 101)

This restriction will not apply to the following permitted liens, which will also be excluded in computing secured indebtedness for purposes of this restriction:

- liens existing as of the date of the Indenture;

- liens existing at the time any corporation becomes a Restricted Subsidiary;

- liens on property existing at the time of acquisition and certain purchase money or similar liens;

- liens to secure certain development, operation, construction, alteration, repair or improvement costs;

- liens securing indebtedness owing to us or another Restricted Subsidiary by a Restricted Subsidiary;

- liens in connection with either government contracts, including the assignment of moneys due or to become due thereon or obligations issued by a state or a commonwealth or certain other governmental entities;

- certain liens relating to security for the performance of a bid or contract, in connection with legal proceedings or arising in the ordinary course of business and not in connection with the borrowing of money; and

- extensions, substitutions, replacements or renewals of the liens described above. (Section 1005)

There is an additional exception as described below under "10% Basket Amount."

"Consolidated Net Assets" is the aggregate amount of assets, less applicable reserves and other properly deductible items, after deducting from such amount all current liabilities, excluding certain renewable or extendible indebtedness, as shown on our latest statement of consolidated financial position and computed in accordance with generally accepted accounting principles. (Section 101)

Restriction on Sale and Leaseback Transactions. Under the Indenture neither we nor our Restricted Subsidiaries may enter into any sale and leaseback transactions involving any Operating Property, except for leases not exceeding 3 years by the end of which we intend to discontinue use of the property, unless an amount equal to the fair value of the Operating Property leased is applied within 120 days to

- the purchase of any asset or any interest in an asset which would qualify after purchase, as an Operating Property, or

- the retirement of the indebtedness maturing more than one year after such the date of determination, which may include Debt Securities to the extent they mature more than one year after such date. (Section 1006)

There is an additional exception as described below under "10% Basket Amount."

10% Basket Amount. In addition to the exceptions described above under "Restriction on Liens" and "Restriction on Sale and Leaseback Transactions," the Indenture allows additional secured indebtedness and additional sale and leaseback transactions as long as the total of the secured indebtedness plus the Attributable Debt (defined below) in respect of sale and leaseback transactions, other than sale and leaseback transactions the proceeds of which are applied as described under "Restriction on Sale and Leaseback Transactions" above, does not exceed 10% of our Consolidated Net Assets. "Attributable Debt" means, as of the time of determination, the total obligation, discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with a similar term in accordance with generally accepted accounting principles, of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease included in such sale and leaseback transactions. (Section 101)

Redemption

In and to the extent set forth in the applicable Prospectus Supplement, we will have the right to redeem the Debt Securities, in whole or from time to time in part, after the date and at the redemption prices set forth in the applicable Prospectus Supplement. (Section 1101)

Events of Default

An Event of Default in respect of any series of Debt Securities means:

- default in payment of principal of or premium, if any, on any Debt Security of that series;

- default for 30 days in payment of interest on any Debt Security of that series;

- default for 30 days in the deposit of any sinking fund payment when due in respect of that series;

- failure by us in the performance of any other of the covenants or warranties in the Indenture which continues for 90 days after notice to us by the Trustee or by holders of 25% in principal amount of the outstanding Debt Securities of that series;

- certain events of our bankruptcy, insolvency or reorganization; and

- any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

If an Event of Default (other than with respect to certain events of bankruptcy, insolvency or reorganization) with respect to any series of Debt Securities occurs and is continuing, either the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms of those securities) of all Debt Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the outstanding Debt Securities of that series on behalf of the holders of all Debt Securities of that series. An Event of Default relating to a bankruptcy, insolvency or reorganization will cause the outstanding securities to become immediately due and payable without any declaration or other act by the Trustee or the holders. The annulment and waiver may not be made with respect to a default in payment of principal of or premium, if any, or interest, if any, on the Debt Securities of that series and certain other specified defaults, unless those defaults have been cured. (Section 502 and 513)

The Prospectus Supplement relating to each series of Debt Securities which are Original Issue Discount Securities will describe the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence and continuation of an Event of Default.

Within 90 days after the occurrence of a default with respect to any series of Debt Securities then outstanding, the Trustee must give to the holders of the outstanding Debt Securities of that series notice of any default known to the Trustee if incurred and not waived. However, except in the case of default in the payment of principal of or premium, if any, or interest on any Debt Security of that series, or in the deposit of any sinking fund payment which is provided for, the Trustee may withhold the notice if it in good faith determines that it is in the best interest of the holders, and such notice will not be given until 30 days after the occurrence of a default with respect to outstanding Debt Securities of such series. (Section 602)

Before the Trustee is required to exercise rights under the Indenture at the request of holders, it is entitled to be indemnified by such holders, subject to its duty, during an Event of Default, to act with the required standard of care. (Section 603)

We must file an annual certificate with the Trustee that we are in compliance with conditions and covenants under the Indenture. (Section 1008)

The Indenture provides that the holders of a majority in principal amount of outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or other power conferred on the Trustee, in respect of such series, provided that the Trustee may decline to act if such direction is contrary to law or the Indenture or would expose it to personal liability. (Section 512)

Defeasance

The Indenture includes provisions allowing defeasance of the Debt Securities of any series. In order to defease Debt Securities, we would deposit with the Trustee or another trustee money or U.S. Government Obligations sufficient to make all payments on those Debt Securities. If we make a defeasance deposit with respect to your Debt Securities, we may elect either:

- to be discharged from all of our obligations on your Debt Securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust; or

- to be released from our restrictions described above relating to liens and sale–leaseback transactions.

To establish the trust, we must deliver to the Trustee an opinion of our counsel that the holders of the Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of the defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the defeasance had not occurred. (Article Thirteen)

The Prospectus Supplement will state if any defeasance provision will apply to Debt Securities offered in connection with that Prospectus Supplement.

Modification of the Indenture and Waiver of Covenants

We may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of a series of outstanding Debt Securities if we obtain the consent of the holders of a majority in principal amount of outstanding Debt Securities affected by the addition, change or elimination, except that no supplemental indenture may, without the consent of the holder of each outstanding Debt Security affected by the supplemental indenture:

- change the stated maturity, or reduce the principal amount, the premium, if any, thereon or the rate of payment of interest thereon, of any Debt Security of any series;

- reduce the aforesaid percentage of outstanding Debt Securities of any series, the consent of the holders of which is required for any supplemental indenture or for waiver of compliance with certain provisions of the Indenture or certain defaults thereunder; or

- effect other specified changes. (Section 902)

We may also omit compliance with specified covenants in the Indenture upon waiver by holders of a majority in principal amount of outstanding Debt Securities affected by such covenants.

Consolidation, Merger and Sale of Assets

Under the Indenture we may, without the consent of the holders of any of the outstanding Debt Securities under the Indenture, consolidate with or merge into any other corporation or transfer or lease our assets substantially as an entirety to any person provided that:

- the successor is a corporation organized under the laws of any domestic jurisdiction;

- the successor corporation assumes our obligations on the Debt Securities and under the Indenture;

- after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have happened and be continuing; and

- other specified conditions are met. (Section 801)

Concerning the Trustee

The Bank of New York will be the Trustee under the Indenture. It is a participant in revolving credit agreements with us.

We can remove the Trustee of any series as long as there is no Event of Default and no event that, upon notice or lapse of time or both, would become an Event of Default. The holders of a majority of the principal amount of the series may also remove the Trustee at any time. The Indenture prescribes procedures by which the Trustee will be replaced, in the event of its removal. (Section 610)

Governing Law

Unless otherwise specified in the applicable Prospectus Supplement, the Indenture for the Debt Securities and the Debt Securities will be governed by New York law, without regard to conflicts of laws principles thereof. (Section 112)

BOOK-ENTRY DEBT SECURITIES

Unless otherwise indicated in the Prospectus Supplement, we are issuing the related Debt Securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with DTC, and will evidence all of the Debt Securities of that series. This means that we will not issue certificates to each holder. We will issue one or more global securities to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Debt Securities. The broker or other participant will then keep a record of its clients who own the Debt Securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be accomplished by, entries made on the books maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a holder of Debt Securities under the Indenture.

The laws of some jurisdictions require that certain purchasers of securities such as the Debt Securities take physical delivery of the securities in definitive form. These limits and laws may impair your ability to acquire or transfer beneficial interests in the global security.

We will make payments on each series of book-entry Debt Securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither Monsanto, the Trustee nor any of their agents will be responsible or liable for any aspect of DTC's records relating to, or payments made on account of, beneficial ownership interests in a global security, or for maintaining, supervising or reviewing any of DTC's records relating to the beneficial ownership interests.

We have been advised that DTC practice is to credit the accounts of participants upon receipt of funds and corresponding information on payable dates to their beneficial interests in the global security as shown on DTC's records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in "street name") and will be the sole responsibility of the participants, subject to statutory and regulatory requirements.

A global security representing a series of Debt Securities will be exchanged for certificated Debt Securities of that series if

- DTC notifies us that it will discontinue as depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor within 90 days; or

- we decide to discontinue use of the system of book-entry transfers through DTC.

If that occurs, we will issue Debt Securities of that series in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for Debt Securities of the series equal in principal amount to that beneficial interest and to have those Debt Securities registered in its name. We would issue the certificates for the Debt Securities in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we would issue them in registered form only, without coupons.

DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the post-trade settlement of securities transactions among its participants through electronic book-entry transfers and pledges between accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust and Clearing Corporation which, in turn, is owned by a number of participants in DTC. Access to DTC's book-entry system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

PLAN OF DISTRIBUTION

We may sell Debt Securities to or through one or more underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. These firms may also act as our agents in the sale of Debt Securities. Only underwriters named in the Prospectus Supplement will be considered as underwriters of the Debt Securities offered by the Prospectus Supplement.

We may distribute Debt Securities at different times in one or more transactions. We may sell Debt Securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters for purposes of the Securities Act of 1933 . Discounts or commissions they receive and any profit on their resale of Debt Securities may be considered underwriting discounts and commissions under the Securities Act of 1933. We will identify any underwriter or agent, and we will describe any compensation, in the Prospectus Supplement.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the Securities Act of 1933.

We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase Debt Securities from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning any series of Debt Securities, we will indicate that in the Prospectus Supplement.

In connection with an offering of Debt Securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debt Securities. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in the Debt Securities for their own account. In addition, underwriters may bid for, and purchase, Debt Securities in the open market to cover short positions or to stabilize the price of the Debt Securities. Finally, underwriters may reclaim selling concessions allowed for distributing the Debt Securities in the offering if the underwriters repurchase previously distributed Debt Securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debt

Securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

Unless otherwise indicated in the Prospectus Supplement, each series of Debt Securities offered will be a new issue of securities and will have no established trading market, and will not be listed on a national securities exchange. We cannot give you any assurance as to the liquidity of or the existence of trading markets for any Debt Securities.

LEGAL MATTERS

Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the Debt Securities.

EXPERTS

The consolidated financial statements of Monsanto Company and subsidiaries as of December 31, 2001 and for each of the three years in the period ended December 31, 2001 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*), which is incorporated herein by reference and incorporated in reliance upon the report given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by the Registrant, except any underwriters' fees and expenses, in connection with the sale of the Debt Securities being registered hereby. All of the amounts shown are estimated, except the SEC registration fee.

SEC registration fee	$ 184,000
Printing expenses	
Rating agency fees and expenses	
Trustee's fees and expenses	
Legal fees and expenses	
Accounting fees and expenses	
Miscellaneous expenses	
Total	$ *

* Estimated

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware permits indemnification of directors, officers, employees and agents of corporations under certain conditions and subject to certain limitations. Section 60 of the Registrant's By-Laws requires indemnification of any person made a party to any proceeding by reason of the fact that the person is or was a director or officer of the Registrant, or serving at the request of the Registrant as a director, officer or fiduciary of another enterprise, including employee benefit plans; and permits indemnification of any person made a party to any proceeding by reason of the fact that the person is or was an employee or agent of the Registrant, or was serving at the request of the Registrant as an employee or agent of another enterprise, including employee benefit plans. The By-Laws provide for certain conditions to such indemnification. Article IX of the Registrant's Restated Certificate of Incorporation eliminates the liability of directors of the Registrant under certain circumstances for breaches of fiduciary duty to the Registrant and its shareholders.

It is anticipated that in any underwriting agreements, the underwriter(s) named therein will agree to indemnify the Registrant, its directors and certain of its officers against certain civil liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act").

The Registrant maintains directors' and officers' liability insurance coverage.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.
4.1	Form of Indenture between the Registrant and The Bank of New York, as Trustee.
4.2	Form of Debt Security (included in Exhibit 4.1).
5	Opinion and consent of Bryan Cave LLP, counsel to the Registrant.
12	Computation of Ratio of Earnings to Fixed Charges.
23	Consent of Deloitte & Touche LLP.
24	Powers of Attorney executed by certain of the officers and directors of the Registrant.
25	Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939, of The Bank of New York, as Trustee.

ITEM 17.   UNDERTAKINGS

The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post- effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a

new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That,

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rules 424(b)(1) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(ii) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 (other than the provisions relating to insurance), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Monsanto Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on May 17, 2002.

MONSANTO COMPANY

By: /s/ Terrell K. Crews
Name: Terrell K. Crews
Title: Executive Vice President, Chief
        Financial Officer (Principal
        Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated:

Signature	Title	Date
/s/ Frank V. Atlee III * Frank V. Atlee III	Chairman of the Board	May 17, 2002
/s/ Hendrik A. Verfaillie * Hendrik A. Verfaillie	President, Chief Executive Officer, Director (Principal Executive Officer)	May 17, 2002
/s/ Terrell K. Crews Terrell K. Crews	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	May 17, 2002
/s/ Richard B. Clark * Richard B. Clark	Vice President and Controller (Principal Accounting Officer)	May 17, 2002
/s/ Christopher J. Coughlin * Christopher J. Coughlin	Director	May 17, 2002
/s/ Michael Kantor * Michael Kantor	Director	May 17, 2002
/s/ Gwendolyn S. King * Gwendolyn S. King	Director	May 17, 2002

/s/ Sharon R. Long *	Director	May 17, 2002
Sharon R. Long		
/s/ Philip Needleman *	Director	May 17, 2002
Philip Needleman		
/s/ C. Steven McMillan *	Director	May 17, 2002
C. Steven McMillan		
/s/ William U. Parfet *	Director	May 17, 2002
William U. Parfet		
/s/ John S. Reed *	Director	May 17, 2002
John S. Reed		

* Michael D. Bryan, by signing his name hereto, does sign this document on behalf of the above noted individuals, pursuant to powers of attorney duly executed by such individuals which have been filed as an Exhibit to this Registration Statement.

* By: /s/ Michael D. Bryan
Michael D. Bryan, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.
4.1	Form of Indenture between the Registrant and The Bank of New York, as Trustee.
4.2	Form of Debt Security (included in Exhibit 4.1).
5	Opinion and consent of Bryan Cave LLP, counsel to the Registrant.
12	Computation of Ratio of Earnings to Fixed Charges.
23	Consent of Deloitte & Touche LLP.
24	Powers of Attorney executed by certain of the officers and directors of the Registrant.
25	Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939, of The Bank of New York, as Trustee.

Exhibit 1.1



DEBT SECURITIES

UNDERWRITING AGREEMENT

_____, 2002

To the Representatives of the
    several Underwriters named in the
    respective Pricing Agreements
    hereinafter described.

Ladies and Gentlemen:

From time to time Monsanto Company, a Delaware corporation (the "Company"), proposes to enter into one or more Pricing Agreements (each, a "Pricing Agreement") in the form of Annex I hereto, with such additions and deletions as the parties thereto may determine, and, subject to the terms and conditions stated herein and therein, to issue and sell to the firms named in Schedule I to the applicable Pricing Agreement (such firms constituting the "Underwriters" with respect to such Pricing Agreement and the securities specified therein) certain of its debt securities (the "Securities") specified in Schedule II to such Pricing Agreement (with respect to such Pricing Agreement, the "Designated Securities").

The terms and rights of any particular issuance of Designated Securities shall be as specified in the Pricing Agreement relating thereto and in or pursuant to the Indenture, dated as of _____, 2002, between the Company and The Bank of New York, as trustee (the "Indenture").

1.   **Pricing Agreements.** Particular sales of Designated Securities may be made from time to time to the Underwriters of such Securities, for whom the firms designated as representatives of the Underwriters of such Securities in the Pricing Agreement relating thereto will act as representatives (the "Representatives"). The term "Representatives" also refers to a single firm acting as sole representative of the Underwriters and to Underwriters who act without any firm being designated as their representative. This Underwriting Agreement shall not be construed as an obligation of the Company to sell any of the Securities or as an obligation of any of the Underwriters to purchase any of the Securities. The obligation of the Company to issue and sell any of the Securities and the obligation of any of the Underwriters to purchase any of the Securities shall be evidenced by the Pricing Agreement with respect to the Designated Securities specified therein. Each Pricing Agreement shall specify the aggregate principal amount of such Designated Securities, the initial public offering price of such Designated Securities, the purchase price to the Underwriters of such Designated Securities, the names of the Underwriters of such Designated Securities, the names of the Representatives of such Underwriters and the principal amount of such Designated Securities to be purchased by each Underwriter and shall set forth the date, time and manner of delivery of such Designated Securities and payment therefor. The Pricing Agreement shall also specify (to the extent not set forth in the Indenture and the Registration Statement, as defined below) the terms of such Designated Securities. A Pricing Agreement shall be in the form of an executed writing (which may be in counterparts), and may be evidenced by an exchange of electronic communications or other transmission method satisfactory to the Company and the

Exhibit 1.1

Representatives. The obligations of the Underwriters under this Agreement and each Pricing Agreement shall be several and not joint.

2. **Representations and Warranties of the Company.** The Company represents and warrants to, and agrees with, each of the Underwriters that:

(a) A registration statement in respect of the Securities (No. 333-_____) has been filed with the Securities and Exchange Commission (the "Commission"); such registration statement and any post-effective amendment thereto, each in the form heretofore delivered or to be delivered to the Representatives and, excluding exhibits to such registration statement, but including all documents incorporated by reference in the prospectus contained therein, to the Representatives for each of the other Underwriters, have been declared effective by the Commission in such form; other than a registration statement, if any, increasing the size of the offering (a "Rule 462(b) Registration Statement"), filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Act"), which became effective upon filing, no other document with respect to such registration statement or document incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission; and no stop order suspending the effectiveness of such registration statement, any post-effective amendment thereto or the Rule 462(b) Registration Statement, if any, has been issued and no proceeding for that purpose has been initiated or threatened by the Commission (any preliminary prospectus included in such registration statement or filed with the Commission pursuant to Rule 424(a) of the rules and regulations of the Commission under the Act, being hereinafter called a "Preliminary Prospectus"; the various parts of such registration statement, any post-effective amendment thereto or the Rule 462(b) Registration Statement, if any, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, but excluding Forms T-1, each as amended at the time such part of the registration statement became effective or such part of the Rule 462(b) Registration Statement, if any, became or hereafter becomes effective, being herein collectively called the "Registration Statement"; the prospectus relating to the Securities, in the form in which it has most recently been filed, or transmitted for filing, with the Commission on or prior to the date of this Agreement, being hereinafter called the "Prospectus"; any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to the applicable form under the Act, as of the date of such Preliminary Prospectus or Prospectus, as the case may be; any reference to an amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and incorporated by reference in such Preliminary Prospectus or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in relation to the applicable Designated Securities in the form in which it is filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of such filing);

(b) The documents incorporated by reference in the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Prospectus, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(c) The Registration Statement and the Prospectus conform, and any further amendments or supplements to the Registration Statement or the Prospectus and any Rule 462(b) Registration Statement will conform, in all material respects to the requirements of the Act and the Trust Indenture Act of 1933, as amended (the "Trust Indenture Act") and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to the Registration Statement and any amendment thereto and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter of Designated Securities through the Representatives expressly for use in the Prospectus as amended or supplemented relating to such Securities;

(d) Since the respective dates as of which information is given in the Registration Statement and the Prospectus, there has not been any material change in the capital stock (other than changes in treasury stock within limits, or pursuant to employee plans, disclosed or incorporated by reference in the Prospectus) or long-term debt of the Company and its subsidiaries considered as a whole or any material adverse change, or any development known to the Company involving a prospective material adverse change, in or affecting the financial position, shareowners' equity or results of operations of the Company and its subsidiaries considered as a whole, otherwise than as set forth or contemplated in the Prospectus (including the documents incorporated therein);

(e) The Company has been duly incorporated and is validly existing as a corporation in good standing, under the laws of the State of Delaware, with corporate power and authority to own its properties and conduct its business as described in the Prospectus, and has been duly qualified as a foreign corporation for the transaction of business and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the ownership and leasing of its properties or the conduct of its business requires such qualification, except where the failure to so qualify would not reasonably be expected to have a material adverse effect on the financial condition, shareowners' equity or results of operations of the Company and its consolidated subsidiaries taken as a whole (a "Material Adverse Effect"). Each subsidiary of the Company set forth on Exhibit 21 to the Company's most recent Annual Report on Form 10-K (each, a "Principal Subsidiary" and collectively, the "Principal Subsidiaries") has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own its properties and to conduct its business and has been duly qualified as a foreign corporation for the transaction of business and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the ownership and leasing of its properties or the conduct of its business requires such qualification, except where the failure to so qualify would not reasonably be expected to have a Material Adverse Effect; except as otherwise disclosed in the Registration Statement, all of the issued and outstanding capital stock or other ownership interests of each Principal Subsidiary of the Company has been duly authorized and validly issued, is fully paid and non-assessable and (except for shares necessary to qualify directors or to maintain any minimum number of shareholders required by law) is owned by the Company directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity except for such security interests, mortgages, pledges, liens, encumbrances, claims or equities that are immaterial to the Company and its subsidiaries taken as a whole;

(f) The Company has an authorized capitalization as set forth in the Prospectus, and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable;

(g) The Securities have been duly authorized, and, when Designated Securities are issued and delivered pursuant to this Agreement and the Pricing Agreement with respect to such Designated Securities, such Designated Securities will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture; the Indenture has been duly authorized by the Company and duly qualified under the Trust Indenture Act and at each Time of Delivery for such Designated Securities (as defined in Section 4 hereof), the Indenture will have been duly executed and delivered by the Company and will constitute a valid and legally binding instrument of the Company, enforceable in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors' rights and will be substantially in the form filed as an exhibit to the Registration Statement; the Indenture conforms, and the Designated Securities will conform, to the descriptions thereof contained in the Prospectus as amended or supplemented with respect to such Designated Securities; and this Agreement and the Pricing Agreement relating to the Designated Securities have been duly authorized, executed and delivered by the Company;

(h) The issue and sale of the Securities and the compliance by the Company with all of the provisions of the Securities, the Indenture, this Agreement and any Pricing Agreement, and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, other than such as would not reasonably be expected to have a Material Adverse Effect or affect the validity of the Securities or the legal authority of the Company to comply with the Securities, the Indenture, the Agreement or any Pricing Agreement; nor will such action result in any violation of the provisions of the Certificate of Incorporation, as amended, or the By-Laws of the Company; nor will any such action result in a violation of any statute or any order, rule or regulation of any court or governmental agency or body in the United States having jurisdiction over the Company or any of its properties other than such as would not reasonably be expected to have a Material Adverse Effect or affect the validity of the Securities or the legal authority of the Company to comply with the Securities, the Indenture, this Agreement or any Pricing Agreement (except to the extent that the issue and sale of the Securities as contemplated by this Agreement and the distribution of the Securities by the Underwriters may result in violations of state securities or Blue Sky laws); and except as set forth in the Registration Statement or the Prospectus, no consent, approval, authorization, order, registration or qualification of or with any court or any such regulatory authority or other governmental body in the United States having jurisdiction over the Company is required for the issue and sale of the Securities or the consummation by the Company of the other transactions contemplated by this Agreement or any Pricing Agreement or the Indenture, except such as have been, or will have been prior to the Time of Delivery, obtained under the Act and the Trust Indenture Act and such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities as contemplated by this Agreement and any Pricing Agreement and the distribution of the Securities by the Underwriters;

(i) There are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject, other than as set forth in the Prospectus and other than those which individually or in the aggregate will not have a Material Adverse Effect; and, to the best of the Company's knowledge, no such proceedings are contemplated by governmental authorities; and

(j) Deloitte & Touche LLP, who have certified certain financial statements of the Company and its subsidiaries, are, to the best of the Company's knowledge, independent public accountants as to the Company as required by the Act and the rules and regulations of the Commission thereunder.

(k) The audited financial statements, and the related notes thereto, included or incorporated by reference in the Registration Statement and the Prospectus present fairly the consolidated financial position of the Company and its subsidiaries, and its results of operations and consolidated cash flows, as of the dates and for the periods indicated, and said financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, except as otherwise stated therein; the unaudited consolidated financial statements and the related notes thereto included or incorporated by reference in the Registration Statement and Prospectus present fairly the consolidated financial position of the Company and its subsidiaries as of the dates and for the periods indicated and its results of operations and consolidated cash flows, subject to any year-end audit adjustments, and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved, except as otherwise stated therein and have been prepared on a basis substantially consistent with that of the audited financial statements referred to above except as otherwise stated therein; any selected financial and statistical data included in the Registration Statement and Prospectus present fairly the information shown therein and have been prepared and compiled on a basis consistent with the audited and unaudited financial statements for the Company, except as otherwise stated therein. In addition, any pro forma financial statements of the Company and its subsidiaries and the related notes thereto included in Registration Statement and the Prospectus present fairly the information shown therein, comply as to form in all material respects with the applicable accounting requirements of Regulation S-X under the Act and have been properly compiled on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein;

(l) The Company is not aware of any valid and enforceable patent and proprietary rights (as defined herein) that are presently employed by the Company or its Principal Subsidiaries in connection with the business now operated by them and that are not licensed to the Company or its Principal Subsidiaries, where the lack of such license would reasonably be expected to have a Material Adverse Effect. The Company does not believe that any patent and proprietary right that it owns is invalid or unenforceable, where such invalidity or unenforceability would result in a Material Adverse Effect. For purposes of this section, "patent and proprietary rights" shall mean patents, copyrights, know-how, trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures, trademarks, service marks and trade names; and

(m) Except as otherwise stated in the Registration Statement and the Prospectus and except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, (A) neither the Company nor any of its Principal Subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), and (B) neither the Company nor any of its Principal Subsidiaries fails to possess any permit, authorization or approval required under any applicable Environmental Laws or to be in compliance with their requirements.

3. **Offering of Designated Securities.** Upon the execution of the Pricing Agreement applicable to any Designated Securities and authorization by the representatives of the release of such Designated Securities, the several Underwriters propose to offer such Designated Securities for sale upon the terms and conditions set forth in the Prospectus as amended or supplemented.

4.   **Purchase of Designated Securities.** Designated Securities to be purchased by each Underwriter pursuant to the Pricing Agreement relating thereto, in the form specified in the Pricing Agreement, and in such authorized denominations and registered in such names as the Representatives may request upon at least forty-eight hours' prior notice to the Company, shall be delivered by or on behalf of the Company to the Representatives for the account of such Underwriter, against payment by such Underwriter or on its behalf of the purchase price therefor, which payment, unless otherwise specified in the Pricing Agreement, shall be made by wire transfer of immediately available funds to the account specified by the Company by written notice to the Representatives delivered at least forty-eight hours in advance, all at the place and time and date specified in such Pricing Agreement or at such other place and time and date as the Representatives and the Company may agree upon in writing, such time and date being herein called the "Time of Delivery" for such Securities.

5.   **Agreements of the Company.** The Company agrees with each of the Underwriters of any Designated Securities:

(a) To prepare the Prospectus as amended and supplemented in relation to the applicable Designated Securities in a form approved by the Representatives and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission's close of business on the second business day following the execution and delivery of the Pricing Agreement relating to the applicable Designated Securities or, if applicable, such earlier time as may be required by Rule 424(b); to make no further amendment or any supplement to the Registration Statement or Prospectus as amended or supplemented after the date of the Pricing Agreement relating to such Securities and prior to the Time of Delivery for such Securities which shall be reasonably disapproved by the Representatives for such Securities promptly after reasonable notice thereof; to advise the Representatives promptly of any such amendment or supplement after such Time of Delivery and furnish the Representatives with copies thereof; to file promptly all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of such Securities, and during such same period to advise the Representatives, promptly after it receives notice hereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Prospectus or any amended Prospectus has been filed, or mailed for filing, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal;

(b) Promptly from time to time to take such action as the Representatives may reasonably request to qualify such Securities for offering and sale under the securities laws of such United States jurisdictions as the Representatives may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of such Securities, provided, that, in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction or to subject itself to taxation for doing business in any jurisdiction, and provided further that the expense of maintaining any such qualification more than one year from the date of the Pricing Agreement relating to such Securities shall be at the expense of the Representatives for such Securities;

(c) No later than the time agreed to by the Representatives following the date of the applicable Pricing Agreement, and from time to time thereafter, to furnish the Underwriters with copies of the Prospectus as amended or supplemented in such quantities as the Representatives may from time to time reasonably request, and, if the delivery of a prospectus is required at any time prior to the expiration of nine months after the date of the Pricing Agreement relating to the Securities in connection with the offering or sale of such Securities and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act, the Exchange Act or the Trust Indenture Act, to notify the Representatives and upon their request and subject to subsection (a) of this Section 5 to file such document and to prepare and furnish without charge to each Underwriter and to each other broker- dealer participating with them in the distribution of such Securities as many copies as the Representatives may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance; and if the Representatives or any such other broker-dealer is required to deliver a prospectus in connection with sales of any of such Securities at any time nine months or more after the date of the Pricing Agreement relating to such Securities, upon the request of the Representatives but at the expense of the Underwriters or such other brokers, as the case may be, to prepare and deliver to the Representatives or such other broker-dealer as many copies as the Representatives may request of an amended Prospectus or supplement to the Prospectus complying with Section 10 (a) (3) of the Act;

(d) To make generally available to its securityholders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c)), an earning statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including at the option of the Company Rule 158);

(e) During the period beginning from the date of the Pricing Agreement for such Designated Securities and continuing to and including the earlier of (i) the termination of trading restrictions for such Designated Securities, as notified to the Company by the Representatives or (ii) the Time of Delivery for such Designated Securities, not to offer, sell, contract to sell or otherwise dispose of any debt securities of the Company which mature more than one year after such Time of Delivery and which are substantially similar to such Designated Securities, without the prior written consent of the Representatives; and

(f) If the Company elects to rely upon Rule 462(b) with respect to the Designated Securities, the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 P.M., Washington, D.C. time, on the date of the Pricing Agreement relating to the Designated Securities, and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act.

6. **Expenses of the Offering.** The Company covenants and agrees with the several Underwriters that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the registration of the Securities under the Act, and all other expenses in connection with the preparation, printing and filing of the Registration Statement, any Preliminary Prospectus and the Prospectus and (except as otherwise expressly provided in Section 5(c) hereof) amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and any other broker-dealers participating in the distribution of the Securities; (ii) the cost of printing or producing any Agreement among Underwriters, this Agreement, any Pricing Agreement, any Indenture, any Blue Sky and Legal Investment Memoranda and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iii) any fees charged by securities rating services for rating the Securities; (iv) any filing fees incident to any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the Securities; (v) the cost of preparing the Securities; (vi) the fees and expenses of any Trustee and any agent of the Trustee and the fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities;

and (vii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, Section 8 and Section 11 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make.

7. **Conditions to the Obligations of the Underwriters.** The obligations of the Underwriters of any Designated Securities under the Pricing Agreement relating to such Designated Securities shall be subject, in the discretion of the Representatives, to the condition that all representations and warranties and other statements of the Company in or incorporated by reference in the Pricing Agreement relating to such Designated Securities are, at and as of the Time of Delivery for such Designated Securities, true and correct in all material respects, the condition that the Company shall have performed in all material respects all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a) The Prospectus as amended or supplemented in relation to the applicable Designated Securities shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; if the Company has elected to rely upon Rule 462(b) under the Act with respect to the Designated Securities, the Rule 462(b) Registration Statement shall have become effective by 10:00 P.M., Washington, D.C. time, on the date of the applicable Pricing Agreement; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to the Representatives' reasonable satisfaction.

(b) Counsel for the Underwriters shall have furnished to the Representatives such opinion or opinions, dated the Time of Delivery for such Designated Securities, with respect to the incorporation of the Company, the validity of the Indenture, the Designated Securities, the Registration Statement, the Prospectus as amended or supplemented and other related matters as the Representatives may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(c) The General Counsel of the Company, or other counsel for the Company satisfactory to the Representatives, shall have furnished to the Representatives such counsel's written opinion, dated the Time of Delivery for such Designated Securities, in form and substance satisfactory to the Representatives, to the effect that:

(i) The Company and each of its Principal Subsidiaries have been duly incorporated and each is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business in all material respects as it is currently being conducted and as described in the Prospectus as amended or supplemented, and is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the ownership, leasing and operation of its property and the conduct of its business requires such qualification (except where the failure to be so qualified and in good standing could not reasonably be expected to have a Material Adverse Effect).

(ii) This Agreement and the Pricing Agreement with respect to the Designated Securities have been duly authorized, executed and delivered by the Company;

(iii) To the best of such counsel's knowledge, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject, other than as set forth in the Prospectus and other than those which individually or in the aggregate will not have a Material Adverse Effect; and, to the best of such counsel's knowledge, no such proceedings are threatened or contemplated by governmental authorities;

(iv) The Designated Securities have been duly authorized by the Company; assuming (a) that they have been duly signed by the manual or facsimile signatures of officers (specified in such opinion) of the Company (provided that counsel shall not make the assumption in this clause (a) with respect to Designated Securities that are global securities), and (b) that the Designated Securities have been duly authenticated by the Trustee under the Indenture, the Designated Securities have been duly executed, issued and delivered by the Company and constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture; and the Designated Securities and the Indenture conform to the descriptions thereof in the Prospectus as amended or supplemented;

(v) The Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding instrument of the Company enforceable in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization or other relating to or affecting the enforcement of creditors' rights; the Indenture has been duly qualified under the Trust Indenture Act;

(vi) The issue and sale of the Designated Securities and the compliance by the Company with all of the provisions of the Designated Securities, the Indenture, this Agreement and the Pricing Agreement with respect to the Designated Securities and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach of any of the terms or provisions of, or constitute or result in a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of, any indenture, mortgage, deed of trust, loan agreement or other similar agreement or instrument, to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject other than such as would not reasonably be expected to have a Material Adverse Effect or affect the validity of the Designated Securities or the legal authority of the Company to comply with the Designated Securities, the Indenture, this Agreement or the Pricing Agreement; nor will such actions result in a violation of the provisions of the Certificate of Incorporation, as amended, or the By-laws of the Company; nor will any such action result in a violation of any statute or any order, rule or regulation of any court or governmental agency or body in the United States having jurisdiction over the Company or any of its subsidiaries or any of their properties other than such as would not reasonably be expected to have a Material Adverse Effect or affect the validity of the Designated Securities or the legal authority of the Company to comply with the Designated Securities, the Indenture, this Agreement or the Pricing Agreement (except to the extent that the issue and sale of the Designated Securities as contemplated by this Agreement and the Pricing Agreement and the distribution of the Designated Securities by the Underwriters may result in violations of state securities or Blue Sky laws); and except as set forth in the Registration Statement or the Prospectus, no consent, approval, authorization, order, registration or qualification of or with any court or any such regulatory authority or other governmental body in the United States having jurisdiction over the Company is required for the issue and sale of the Designated Securities or the consummation by the Company of the other transactions contemplated by this Agreement or the Pricing Agreement or the Indenture, except such as have been obtained under the Act and the Trust Indenture Act and such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Designated Securities by the Underwriters;

(vii)   The documents incorporated by reference in the Prospectus as amended or supplemented (other than the financial statements and related schedules therein, as to which such counsel need express no opinion), when they became effective or were filed with the Commission, as the case may be, complied as to form in all material respects with the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder;

(viii) The Registration Statement and the Prospectus as amended or supplemented and any further amendments and supplements thereto made by the Company prior to the Time of Delivery for the Designated Securities (other than the financial statements and other financial data contained or incorporated by reference therein or omitted therein as to which such counsel need express no opinion) appear on their face to be appropriately responsive in all material respects with the requirements of the Act and the Trust Indenture Act and the rules and regulations thereunder; and the information included in the Registration Statement in response to Item 10 (insofar as it relates to such counsel) of Form S-3 is to the best of such counsel's knowledge an accurate statement of the matter therein set forth and fairly presents the information called for with respect to that matter by the Act and the rules and regulations thereunder;

(ix) The Registration Statement (including any Rule 462(b) Registration Statement) has been declared effective under the Act; any required filing of the Prospectus pursuant to Rule 424(b) has been made in the manner and within the time period required by Rule 424(b), and to the best of such counsel's knowledge, no stop order suspending the effectiveness of the Registration Statement (or such Rule 462(b) Registration Statement) has been issued under the Act and no proceedings for that purpose have been initiated or are pending or threatened by the Commission.

Such counsel may also state that such counsel has not verified, and is not passing upon and does not assume any responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Prospectus or the Prospectus as amended or supplemented, other than those mentioned in the last clause of subparagraph (viii) above, but such counsel shall confirm that such counsel has, however, participated in reviews and discussions in connection with the preparation of the Registration Statements, the Prospectus and the Prospectus as amended or supplemented and any further amendments and supplements thereto made by the Company prior to the Time of Delivery, and that in the course of such reviews and discussions no facts came to such counsel's attention which led such counsel to believe (A) that the Registration Statement (including any Rule 462(b) Registration Statement) or any post-effective amendment thereto, at the time the Registration Statement (including any Rule 462(b) Registration Statement) or any post-effective amendment thereto (including the filing of the Company's Annual Report on Form 10-K with the Commission) became effective or at the date of the applicable Pricing Agreement (and apart from any written information furnished to the Company by any Underwriter of Designated Securities through the Representatives expressly for use in the Prospectus as amended or supplemented or any omission therefrom), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (B) that the Prospectus or any amendment or supplement thereto, at the time the Prospectus was issued, at the time any such amended or supplemented prospectus was issued or at the Time of Delivery, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that such counsel need not express any belief as to the financial statements and supporting schedules and other financial data included in the Registration Statement and the Prospectus or omitted therefrom or as to the Trustee's Statement of Eligibility on Form T-1 and such counsel does not know of any contracts or other documents of a character required to be filed as an exhibit to the Registration Statement or required to be incorporated as reference to the Prospectus as amended or supplemented or required to be described in the Registration Statement or the Prospectus as amended or supplemented which are not filed or incorporated by reference or described as required.

In rendering the foregoing opinion, such counsel may rely upon opinions of local counsel (which may include counsel for the Representatives) satisfactory in form and scope to counsel for the Representatives.

(d) At the Time of Delivery, the Representatives shall have received from Deloitte & Touche LLP a letter dated such date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information of the type referred to in AICPA Statement on Auditing Standards No. 72 (or any successor standard thereto).

(e) Since the respective dates as of which information is given in the Prospectus as amended or supplemented prior to the date of the Pricing Agreement relating to the Designated Securities, there shall not have been any material change in the capital stock (other than changes in treasury stock within limits, or pursuant to employee plans, disclosed or incorporated by reference in the Prospectus prior to the date of the Pricing Agreement relating to the Designated Securities) or long-term debt of the Company or any of its subsidiaries or any material change, or any development involving a prospective material change, in or affecting the financial position, shareowners' equity or results of operations of the Company and its subsidiaries considered as a whole, otherwise than as set forth or contemplated in the Prospectus as amended or supplemented prior to the date of the Pricing Agreement relating to the Designated Securities, the effect of which is in the judgment of the Representatives so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Designated Securities on the terms and in the manner contemplated in the Prospectus as first amended or supplemented in connection with the Designated Securities.

(f) On or after the date of the Pricing Agreement relating to the Designated Securities no downgrading shall have occurred in the rating accorded the Company's debt securities by Standard & Poor's Corporation or Moody's Investors Service, Inc.

(g) On or after the date of the Pricing Agreement relating to the Designated Securities there shall not have occurred any of the following events, the effect of which on the financial markets in each case, in the judgment of the Representatives, is such as to make it impracticable or inadvisable for the Underwriters to proceed with the offering or delivery of the Designated Securities: (i) trading in the Company's Common Stock shall have been suspended by the Commission or the New York Stock Exchange or trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on the New York Stock Exchange; (ii) a banking moratorium shall have been declared either by federal or New York State authorities; (iii) there shall have occurred any outbreak or escalation of hostilities involving the United States, or declaration by the United States of a national emergency or war; or (iv) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States.

(h) The Company shall have furnished or caused to be furnished to the Representatives at the Time of Delivery for the Designated Securities a certificate or certificates of officers of the Company satisfactory to the Representatives as to the accuracy in all material respects of the representations and warranties of the Company herein at and as of such Time of Delivery and as to the performance by the Company in all material respects of all of its obligations hereunder to be performed at or prior to such Time of Delivery, and the Company also shall have furnished to the Representatives a certificate of officers of the Company satisfactory to the Representatives as to the matters set forth in subsection (a) of this Section.

(i) The Company shall have complied with the provisions of Section 5(c) hereof with respect to the furnishing of prospectuses.

8. **Indemnification.**

(a) The Company will indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any losses, claims, damages or liabilities, joint or several, to which any such person may become subject, under the Act, the Exchange Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus relating to the Securities, or any amendment or supplement thereto, or arising out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse (within a reasonable time after the same is incurred, and subject to a right to audit) each such indemnified person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such loss, claim, damage, liability, action or claim; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus relating to the Securities, or any such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by any Underwriter of Designated Securities through the Representatives expressly for use in the Prospectus as amended or supplemented relating to such Securities; provided, further, that if any Preliminary Prospectus, any preliminary prospectus supplement relating to the Designated Securities, the Prospectus, the Prospectus as amended or supplemented or any other prospectus relating to the Designated Securities contained any alleged untrue statement or allegedly omitted to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and such statement or omission shall have been corrected in a revised Preliminary Prospectus, preliminary prospectus supplement relating to the Designated Securities, the Prospectus, the Prospectus as amended or supplemented, any other prospectus relating to the Designated Securities or any amendment or supplement thereto relating to the Designated Securities, the Company shall not be liable to any Underwriter under this subsection (a) with respect to such alleged untrue statement or alleged omission to the extent that any such loss, claim, damage or liability of such Underwriter results from the fact that such Underwriter sold Designated Securities to a person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of a revised Preliminary Prospectus (excluding documents incorporated by reference), preliminary prospectus supplement relating to the Designated Securities (excluding documents incorporated by reference), the Prospectus (excluding documents incorporated by reference), the Prospectus as amended or supplemented (excluding documents incorporated by reference), any other amended prospectus relating to the Designated Securities (excluding documents incorporated by reference) or any amendment or supplement thereto relating to the Designated Securities (excluding documents incorporated by reference), as the case may be, containing a correction of such alleged misstatement or omission, if the Company has made available copies thereof to such Underwriter prior to the confirmation of such sale; and provided, further, that the Company shall not be liable to any Underwriter under this subsection (a) to the extent that any such loss, claim, damage or liability of such Underwriter results from the use by such Underwriter of the Prospectus as amended or supplemented (excluding documents incorporated by reference) or the Prospectus as amended or supplemented as it may be further amended or supplemented (excluding documents incorporated by reference), as the case may be (i) otherwise than in connection with an offer or sale of the Designated Securities or (ii) at any time nine months or more after the time of issue of the Prospectus as amended or supplemented unless the Company has prior to such use amended or supplemented the Prospectus as amended or supplemented to comply with Section 10(a)(3) of the Act if required pursuant to Section 5(c) hereof and such Underwriter uses the Prospectus as amended or supplemented as so further amended or supplemented.

Each Underwriter acknowledges that the indemnity agreement in this subsection (a) does not extend to any liability which such Underwriter might have under Section 5(b) of the Act by reason of the fact that such Underwriter sold Designated Securities to a person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the Prospectus (excluding documents incorporated by reference), the Prospectus as amended or supplemented (excluding documents incorporated by reference), any other prospectus relating to the Designated Securities (excluding documents incorporated by reference) or any amendment or supplement relating thereto (excluding documents incorporated by reference), as the case may be, if the Company has made available copies thereof to such Underwriter.

For purposes of this subsection (a) the Prospectus (excluding documents incorporated by reference), the Prospectus as amended or supplemented (excluding documents incorporated by reference), any other prospectus relating to the Designated Securities (excluding documents incorporated by reference) or any amendment or supplement relating thereto (excluding documents incorporated by reference), shall not be deemed to have been made available to an Underwriter until (x) such Underwriter has received the same or (y) such time after the receipt thereof by the Representatives as would permit the Representatives with reasonable diligence to deliver the same to such Underwriter.

(b) Each Underwriter, severally and not jointly, will indemnify and hold harmless the Company against any losses, claims, damages or liabilities to which the Company may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus relating to the Securities, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus relating to the Securities, or any such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives expressly for use therein; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is a party that includes a statement as to an admission of fault, culpability or failure to act or any agreement or obligation (other than the requirement to make a monetary payment) by or on behalf of any indemnified party.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof, and in the event that such indemnified party shall not so notify the indemnifying party within 30 days following receipt of any such notice by such indemnified party, the indemnifying party shall have no further liability under such subsection to such indemnified party unless such indemnifying party shall have received other notice addressed and delivered in the manner provided in the second paragraph of Section 12 hereof of the commencement of such action; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof as provided above, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation.

(d) If the indemnification provided for in this Section 8 is unavailable to an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein or is insufficient to hold harmless an indemnified party against any of such losses, claims, damages or liabilities (or actions in respect thereto), then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters of the Designated Securities on the other from the offering of the Designated Securities to which such loss, claim, damage or liability (or action in respect thereof) relates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Underwriters of the Designated Securities on the other in connection with the statements or omission which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and such Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from such offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by such Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or such Underwriters on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the applicable Designated Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of the Underwriters of Designated Securities in this subsection (d) to contribute are several in proportion to their respective underwriting obligations with respect to such Securities and not joint.

(e) The obligations of the Company under this Section 8 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act; and the obligations of the Underwriters under this Section 8 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act.

9. (a) If any Underwriter shall default in its obligation to purchase the Designated Securities which it has agreed to purchase under the Pricing Agreement relating to such Designated Securities, the

Representatives may in their discretion arrange for themselves or another party or other parties to purchase such Designated Securities on the terms contained herein. If within thirty-six hours after such default by any Underwriters the Representatives do not arrange for the purchase of such Designated Securities, then the Company shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Representatives to purchase such Designated Securities on such terms. In the event that, within the respective prescribed period, the Representatives notify the Company that they have so arranged for the purchase of such Designated Securities, or the Company notifies the Representatives that it has so arranged for the purchase of such Designated Securities, the Representatives or the Company shall have the right to postpone the Time of Delivery for such Designated Securities for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus as amended or supplemented, or in any other documents or arrangements, and the Company agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in the opinion of the Representatives may thereby be made necessary. The term "Underwriter" as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to the Pricing Agreement with respect to such Designated Securities.

(b) If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives and the Company as provided in subsection (a) above, the aggregate principal amount of such Designated Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of the Designated Securities, then the Company shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Designated Securities which such Underwriter agreed to purchase under the Pricing Agreement relating to such Designated Securities and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the principal amount of Designated Securities which such Underwriter agreed to purchase under such Pricing Agreement) of the Designated Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(c) If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters made by the Representatives or the Company as provided in subsection (a) above, the aggregate principal amount of Designated Securities which remains unpurchased exceeds one-eleventh of the aggregate principal amount of the Designated Securities, as referred to in subsection (b) above, or if the Company shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Designated Securities of a defaulting Underwriter or Underwriters, then the Pricing Agreement relating to such Designated Securities shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Company, except for the expenses to be borne by the Company and the Underwriters as provided in Section 6 hereof and the indemnity and contribution agreements in Section 8 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

10. The respective indemnities, agreements, representations, warranties and other statements of the Company and the several Underwriters, as set forth in this Agreement or made by or on behalf of them respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Securities.

11. If any Pricing Agreement shall be terminated pursuant to Section 9 hereof, the Company shall not then be under any liability to any Underwriter with respect to the Designated Securities covered by such Pricing Agreement except as provided in Section 6 and Section 8 hereof; but, if for any other reason Designated Securities are not delivered by or on behalf of the Company as provided herein, the Company will reimburse the Underwriters through the Representatives for all out-of-pocket expenses, including

fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of such Designated Securities, but the Company shall then be under no further liability to any Underwriter with respect to such Designated Securities except as provided in Section 6 and Section 8 hereof.

12. In all dealings hereunder, the Representatives of the Underwriters of Designated Securities shall act on behalf of each of such Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by such Representatives jointly or by such of the Representatives, if any, as may be designated for such purpose in the Pricing Agreement. All statements, requests, notices and agreements hereunder shall be in writing and if to the Underwriters shall be delivered or sent by mail, electronic or facsimile transmission to the address of the Representatives as set forth in the Pricing Agreement; and if to the Company shall be delivered or sent by mail, electronic or facsimile transmission to the address of the Company set forth in the Registration Statement: Attention: Secretary; provided, however, that any notice to an Underwriter pursuant to Section 8(c) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters' Questionnaire, or telex constituting such Questionnaire, which address will be supplied to the Company by the Representatives upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

13. This Agreement and each Pricing Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and, to the extent provided in Section 8 and Section 10 hereof, the officers and directors of the Company and each person who controls the Company or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any such Pricing Agreement. No purchaser of any of the Securities from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

14. Time shall be of the essence of each Pricing Agreement. As used herein, "business day" shall mean any day when the Commission's office in Washington, D.C. is open for business.

15. This Agreement and each Pricing Agreement shall be governed by and construed in accordance with the laws of the State of New York.

16. This Agreement and each Pricing Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

Very truly yours,

MONSANTO COMPANY

By:_____
Name:_____
Title:_____

PRICING AGREEMENT

_____, 2002

Name(s) of Representative(s)
  As Representatives of the several
    Underwriters named in Schedule I hereto,
[Address]

Ladies and Gentlemen:

MONSANTO COMPANY, a Delaware corporation (the "Company"), proposes, subject to the terms and conditions stated herein and in the Underwriting Agreement, dated _____, 2002 (the "Underwriting Agreement"), to issue and sell to the Underwriters named in Schedule I hereto (the "Underwriters") the Securities specified in Schedule II hereto (the "Designated Securities"). Each of the provisions of the Underwriting Agreement is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Pricing Agreement, except that each representation and warranty which refers to the Prospectus in Section 2 of the Underwriting Agreement shall be deemed to be a representation or warranty as of the date of the Underwriting Agreement in relation to the Prospectus (as therein defined), and also a representation and warranty of the date of this Pricing Agreement in relation to the Prospectus as amended or supplemented relating to the Designated Securities which are the subject of this Pricing Agreement. Each reference to the Representatives herein and in the provisions of the Underwriting Agreement so incorporated by reference shall be deemed to refer to you. Unless otherwise defined herein, terms defined in the Underwriting Agreement are used herein as therein defined. The Representatives designated to act on behalf of the Representatives and on behalf of each of the Underwriters of the Designated Securities pursuant to Section 12 of the Underwriting Agreement and the address of the Representatives referred to in such Section 12 are set forth at the end of Schedule II hereto.

An amendment to the Registration Statement, or a supplement to the Prospectus, as the case may be, relating to the Designated Securities, in the form heretofore delivered to you is now proposed to be filed with the Commission.

Subject to the terms and conditions set forth herein and in the Underwriting Agreement incorporated herein by reference, the Company agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at the time and place and at the purchase price to the Underwriters set forth in Schedule II hereto, the principal amount of Designated Securities set forth opposite the name of such Underwriter in Schedule I hereto.

If the foregoing is in accordance with your understanding, please sign and return to us two counterparts hereof, and upon acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof, including the provisions of the Underwriting Agreement incorporated herein by reference, shall constitute a binding agreement between each of the Underwriters and the Company. It is understood that your acceptance of this letter on behalf of each of the Underwriters is or will be pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company for examination, upon request, but without warranty on the part of the Representatives as to the authority of the signers thereof.


Very truly yours,

MONSANTO COMPANY


By: _____
     Name: _____
     Title: _____

Accepted as of the date hereof:

_____
([Name of Representative Partnership])

[Name of Representative
  Corporation]

By:_____
    Name:
    Title:

On behalf of each of the Underwriters

SCHEDULE I

Underwriter	Principal Amount of Designated Securities to be Purchased
[Name(s) of Representative(s)] [Names of other Underwriters]	$
Total	$_____

Exhibit 1.1

SCHEDULE II

Title of Designated Securities:	
Aggregate Principal Amount:	$
Price to Public:	__% of the principal amount of the Designated Securities, plus accrued interest from _____
Purchase Price by Underwriters:	__% of the principal amount of the Designated Securities, plus accrued interest from _____
Form of Designated Securities:	[Book-entry only form represented by one or more global securities deposited with The Depository Trust Company or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Time of Delivery.]
Maturity:	
Interest Rate:	
Interest Payment Dates	[_____] and [_____], commencing [_____]
Record Dates	[_____] and [_____]
Redemption Provisions:	[Not redeemable prior to maturity] [The Designated Securities may be redeemed, in whole or in part at the option of the Company, in the amount of [$] or an integral multiple thereof on or after _____, at the following redemption prices (expressed in percentages of principal amount). If [redeemed on or before _____, __%, and if] redeemed during the 12-month period beginning [_____] in each of the following years Year Redemption Price and thereafter at 100% of their principal amount, together in each case with accrued interest to the redemption date.]
Time of Delivery:	
Closing Location:	
Names and Addresses of Representatives	

Exhibit 1.1

Designated Representatives	
Address for Notices, etc.	
[Other Terms]:	

Exhibit 4.1

MONSANTO COMPANY

to

The Bank of New York

as Trustee

INDENTURE

Dated as of ____________, 2002

Providing for Issuance of Senior Debt Securities in Series

MONSANTO COMPANY

Certain Sections of this Indenture relating to
Sections 310 through 318, inclusive, of the
Trust Indenture Act of 1939:

Trust Indenture Act Section	Indenture Section
(S) 310(a) (1)	609
(a) (2)	609
(a) (3)	Not Applicable
(a) (4)	Not Applicable
(b)	608, 610
(S) 311(a)	613
(b)	613
(S) 312(a)	701, 702(a)
(b)	702(b)
(c)	702(c)
(S) 313(a)	703(a)
(b)	703(a)
(c)	703(a)
(d)	703(b)
(S) 314(a)	704
(a)(4)	101, 704
(b)	Not Applicable
(c)(1)	102
(c)(2)	102
(c)(3)	Not Applicable
(d)	Not Applicable
(e)	102
(S) 315(a)	601
(b)	602
(c)	601
(d)	601
(e)	514
(S) 316(a)	101
(a)(1)(A)	502, 512
(a)(1)(B)	513
(a)(2)	Not Applicable
(b)	508
(c)	104(c)
(S) 317(a)(1)	503
(a)(2)	504
(b)	1003
(S) 318(a)	107

NOTE: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

Exhibit 4.1

INDENTURE

INDENTURE, dated as of _____, 2002, between MONSANTO COMPANY, a corporation duly organized and existing under the laws of the State of Delaware (herein called the "Company"), having its principal office at 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, and The Bank of New York, a New York banking corporation, as Trustee (herein called the "Trustee").

Recitals of the Company

The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its senior unsubordinated unsecured debentures, notes or other evidences of indebtedness (herein called the "Securities"), to be issued in one or more series as provided in this Indenture.

All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

ARTICLE ONE
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 101. Definitions.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(3) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted at the date of such computation in the United States of America; and

(4) unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Indenture; and

(5) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

"Act", when used with respect to any Holder, has the meaning specified in Section 104.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

Exhibit 4.1

"Attributable Debt," in respect of any Sale and Leaseback Transaction, means, as of the time of determination, the total obligation (discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with like term in accordance with generally accepted accounting principles) of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease included in such Sale and Leaseback Transaction.

"Authenticating Agent" means any Person authorized by the Trustee pursuant to Section 615 to act on behalf of the Trustee to authenticate Securities of one or more series.

"Board of Directors" means either the board of directors of the Company or any duly authorized committee of that board.

"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors or pursuant to authority granted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"Book-Entry Security" means a Security in the form prescribed in Section 303 evidencing all or part of a series of Securities, issued to the Depositary for such series or its nominee, and registered in the name of such Depositary or such nominee.

"Business Day", when used with respect to any Place of Payment, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment are authorized or obligated by law or executive order to close.

"Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, as amended, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

"Company" means the Person named as the "Company" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor Person.

"Company Request" or "Company Order" means a written request or order signed in the name of the Company by its Chairman of the Board, its Chief Executive Officer, its President, its Chief Financial Officer, a Vice Chairman of the Board, a Vice Chairman or a Vice President, and by its Treasurer, an Assistant Treasurer, its Controller, an Assistant Controller, its Secretary or an Assistant Secretary, and delivered to the Trustee.

"Consolidated Net Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of the Company but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower) all as set forth on the most recent annual or quarterly consolidated balance sheet of the Company filed with the Commission (or, if the Company no longer files reports with the Commission, published by the Company) and computed in accordance with generally accepted accounting principles.

"Corporate Trust Office" means the principal office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date of original execution of this Indenture is located at 101 Barclay Street, New York, New York 10286, Attention: Corporate Trust Administration, except that, with respect to presentation of the Securities for payment or registration of transfers or exchanges and the location of the register, such term means the office or agency of the Trustee at which at any particular time its corporate agency business shall be conducted.

"Debt" means a note, bond, debenture or other similar evidence of indebtedness for money borrowed.

"Defaulted Interest" has the meaning specified in Section 308.

"Depositary" means, with respect to the Securities of any series issuable or issued in whole or in part in the form of one or more Book-Entry Securities, the Person designated as Depositary for such series by the Company pursuant to Section 301, which Person shall be a clearing agency registered under the Securities Exchange Act of 1934; and if at any time there is more than one such Person, "Depositary" as used with respect to the Securities of any series shall mean the Depositary with respect to the Securities of such series.

"Event of Default" has the meaning specified in Section 501.

"Funded Debt" means all Debt having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower, but excluding any such Debt owed to the Company or a Restricted Subsidiary.

"Holder" means a Person in whose name a Security is registered in the Security Register.

"Indenture" means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument, and any such supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this instrument and any such supplemental indenture, respectively. The term "Indenture" shall also include the forms and terms of particular series of Securities established as contemplated by Section 301.

"Indexed Security" means any Security which provides that the principal amount thereof payable at Stated Maturity may be more or less than the principal face amount thereof at original issuance.

"Interest", when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

"Interest Payment Date", when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

"Lien" means a pledge, mortgage, lien, encumbrance or security interest.

"Maturity", when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

"Officers' Certificate" means a certificate signed by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, a Vice Chairman of the Board, a Vice Chairman or a Vice President, and by the Treasurer, an Assistant Treasurer, the Controller, an Assistant Controller, the Secretary or an Assistant Secretary, of the Company, and delivered to the Trustee.

"Operating Property" means any real property or equipment located within the United States and used primarily for manufacturing or research and development by the Company or any of its Subsidiaries that has a net book value (after deduction of accumulated depreciation) in excess of 2.0% of Consolidated Net Assets, other than any such real property or equipment (i) which is financed by obligations issued by a State, Commonwealth, Territory or possession of the United States of America, or any political subdivision or governmental authority of any of the foregoing, or the District of Columbia or (ii) which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries taken as a whole.

Exhibit 4.1

"Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Company, and who shall be acceptable to the Trustee.

"Original Issue Discount Security" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502 or if the Security is redeemed prior to the Maturity thereof.

"Outstanding", when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(i) Securities theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(ii) Securities for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided, that if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to Section 1104 of this Indenture or provision therefor satisfactory to the Trustee has been made;

(iii) Securities, except to the extent provided in Sections 1302 and 1303, with respect to which the Company has effected defeasance or covenant defeasance as provided in Article Thirteen; and

(iv) Securities which have been paid pursuant to Section 307 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder, or whether sufficient funds are available for redemption or for any other purpose, and for the purpose of making the calculations required by Section 313 of the Trust Indenture Act, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof pursuant to Section 502, (ii) the principal amount of a Security denominated in one or more foreign currencies or currency units shall be the U.S. dollar equivalent, determined in the manner provided as contemplated by Section 301 on the date of original issuance of such Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the date of original issuance of such Security of the amount determined as provided in (i) above) of such Security, (iii) the principal amount of any Indexed Security that may be counted in making such determination or calculation and that shall be deemed to be Outstanding for such purpose shall be equal to the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Security pursuant to Section 301, and (iv) except for the purpose of making the calculations required by Section 313 of the Trust Indenture Act, Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.

"Paying Agent" means any Person authorized by the Company to pay the principal of or any premium or interest on any Securities on behalf of the Company.

"Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Place of Payment", when used with respect to the Securities of any series, means the place or places where the principal of and any premium and interest on the Securities of that series are payable as specified as contemplated by Sections 301 and 1002.

"Predecessor Security" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 307 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.

"Redemption Date", when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

"Redemption Price", when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

"Regular Record Date" for the interest payable on any Interest Payment Date on the Securities of any series means the date specified for that purpose as contemplated by Section 301.

"Responsible Officer", when used with respect to the Trustee, means any vice president, any assistant secretary, any assistant treasurer, any senior trust officer, any trust officer or assistant trust officer, or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of the Indenture.

"Restricted Intercompany Securities" means any shares of stock or Debt of any Restricted Subsidiary owned or held by the Company or any other Restricted Subsidiary.

"Restricted Operating Property" means any Operating Property owned or leased by the Company or any Restricted Subsidiary.

"Restricted Subsidiary" means any Subsidiary of the Company that owns any Operating Property.

"Sale and Leaseback Transaction" means any arrangement with any bank, insurance company or other lender or investor (other than the Company or another Restricted Subsidiary) providing for the leasing by the Company or any Restricted Subsidiary of any Operating Property (except a lease for a temporary period not to exceed three years by the end of which it is intended that the use of such Operating Property by the lessee will be discontinued), which was or is owned or leased by the Company or a Restricted Subsidiary and which has been or is to be sold or transferred, more than 120 days after the acquisition or the completion of construction and commencement of full operation thereof, by the Company or such Restricted Subsidiary to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such Operating Property.

"Securities" has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture.

"Security Register" and "Security Registrar" have the respective meanings specified in Section 306.

"Special Record Date" for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 308.

"Stated Maturity", when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

"Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by the Company, or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

"Trustee" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, "Trustee" as used with respect to the Securities of any series shall mean the Trustee with respect to Securities of that series.

"Trust Indenture Act" means the Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

"Unrestricted Subsidiary" means any Subsidiary other than a Restricted Subsidiary.

"U.S. Government Obligations" has the meaning specified in Section 1304.

"Vice President", when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president".

Section 102. Compliance Certificates and Opinions.

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required under the Trust Indenture Act. Each such certificate or opinion shall be given in the form of an Officers' Certificate, if to be given by an officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirements set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include

(1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 103. Form of Documents Delivered to Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person

 Exhibit 4.1

may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or representations by counsel or an opinion of counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate, representations or opinion with respect to the matters upon which such officer's certificate or opinion is based are erroneous. Any such certificate or representations of counsel or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 104. Acts of Holders; Record Dates.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 601) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient and in accordance with such reasonable rules as the Trustee may determine.

(c) The Company may, but shall not be obligated to, fix any day as the record date for the purpose of determining the Holders of Securities of any series entitled to give or take any request, demand, authorization, direction, notice, consent, waiver or other action, or to vote on any action, authorized or permitted to be given or taken by Holders of Securities of such series. If not set by the Company prior to the first solicitation of a Holder of Securities of such series made by any Person in respect of any such action, or, in the case of any such vote, prior to such vote, the record date for any such action or vote shall be the 30th day (or, if later, the date of the most recent list of Holders required to be provided pursuant to Section 701) prior to such first solicitation or vote, as the case may be. With regard to any record date for action to be taken by the Holders of one or more series of Securities, only the Holders of Securities of such series on such date (or their duly designated proxies) shall be entitled to give or take, or vote on, the relevant action.

(d) The ownership of Securities shall be proved by the Security Register.

(e) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

Section 105. Notices, Etc., to Trustee and Company.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office, Attention: Corporate Trust Administration, or

(2) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to it at the address of its principal office specified in the first paragraph of this instrument or at any other address previously furnished in writing to the Trustee by the Company, Attention: Treasurer.

Section 106. Notice to Holders; Waiver.

Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Any notice mailed to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Section 107. Conflict with Trust Indenture Act.

If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under such Act to be a part of and govern this Indenture, the latter provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or to be excluded, as the case may be.

Section 108. Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 109. Successors and Assigns.

All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 110. Separability Clause.

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 111. Benefits of Indenture.

Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 112. Governing Law.

This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles thereof.

Section 113. Legal Holidays.

In any case where any Interest Payment Date, Redemption Date, Stated Maturity or Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Securities (other than a provision of the Securities of any series which specifically states that such provision shall apply in lieu of this Section)) payment of interest or principal (and premium, if any) need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date, the Redemption Date, or at the Stated Maturity or Maturity; provided, that no interest shall accrue for the intervening period.

Section 114. Act of Holders when Securities are Denominated in Different Currencies.

Whenever any action or Act is to be taken hereunder by the Holders of two or more Series or Issues of Securities denominated in different currencies, then, for the purposes of determining the principal amount of Securities held by such Holders, the aggregate principal amount of the Securities denominated in a currency other than United States dollars shall be deemed to be that amount of United States dollars that could be obtained for such principal amount on the basis of the spot rate of exchange for such currency as determined by the Company or by an authorized exchange rate agent and evidenced to the Trustee by an Officers' Certificate as of the date the taking of such action or Act by the Holders of the requisite percentage in principal amount of the Securities is evidenced to the Trustee. An exchange rate agent may be authorized in advance or from time to time by the Company, and may be the Trustee or its Affiliate. Any such determination by the Company or by any such exchange rate agent shall be conclusive and binding on all Holders and the Trustee, and neither the Company nor such exchange rate agent shall be liable therefor in the absence of bad faith.

Section 115. Monies of Different Currencies to be Segregated.

The Trustee shall segregate monies, funds, and accounts held by the Trustee hereunder in one currency from any monies, funds or accounts in any other currencies, notwithstanding any provision herein which would otherwise permit the Trustee to commingle such amounts.

Section 116. Payment to be in Proper Currency.

Each reference in any Security, or in the Authorizing Resolution relating thereto, to any currency shall be of the essence. In the case of any Security denominated in any currency (the "Required Currency") other than United States dollars, except as otherwise provided therein or in the related Authorizing Resolution, the obligation of the Company to make any payment of principal, premium or interest thereon shall not be discharged or satisfied by any tender by the Company, or recovery by the Trustee, in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the Trustee timely holding the full amount of the Required Currency then due and payable. If any such tender or recovery is in a currency other than the Required Currency, the Trustee may take such actions as it considers appropriate to exchange such currency for the Required Currency. The costs and risks of any such exchange, including without limitation the risks of delay and exchange rate fluctuation, shall be borne by the Company, the Company shall remain fully liable for any shortfall or delinquency in the full amount of Required Currency then due and payable, and in no circumstances shall the Trustee be liable therefor. The Company hereby waives any defense of payment based upon any such tender or recovery which is not in the Required Currency, or which, when exchanged for the Required Currency by the Trustee, is less than the full amount of Required Currency then due and payable.


ARTICLE TWO
SECURITY FORMS


Section 201. Forms Generally.

The Securities of each series shall be in substantially the form set forth in this Article, or in such other form as shall be established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution of the Securities. If the form of Securities of any series is established by, or by action taken pursuant to, a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Company Order contemplated by Section 303 for the authentication and delivery of such Securities.

The definitive Securities shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner permitted by the rules of any securities exchange on which the Securities may be listed, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

Section 202. Form of Face of Security.

[insert any legend required by the Internal Revenue Code and the regulations thereunder or a Depositary.]


MONSANTO COMPANY

[title of Security]


$ _____   No. _____
                                                                   CUSIP _____

MONSANTO COMPANY, a corporation duly organized and existing under the laws of Delaware (herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to _____, or registered assigns, the principal sum of _____ Dollars on _____, and to pay interest thereon from _____ or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on _____ and _____ in each year, commencing _____, at the rate of [ ]% per annum, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the _____ or _____ (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and any such interest on this Security will be made at the office or agency of the Company maintained for that purpose in , in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register, provided that such Person shall have given the Trustee written wire instructions at least five Business Days prior to the applicable Interest Payment Date. Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

[If the Security is payable in other than US dollars, insert the appropriate provision.]

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.


MONSANTO COMPANY

By: _____

Title: _____

Attest: _____

Title: _____


Section 203. Form of Reverse of Security.

This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of _____, 2002 (herein called the "Indenture"), between the Company and The Bank of New York, as Trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to $[_____].

[If the Securities are redeemable at the option of the Company, include redemption provisions.]

[If the Securities are redeemable through a mandatory sinking fund, include the following:]

[The sinking fund for the Securities of this series provides for the redemption on _____ in each year beginning with the year _____ and ending with the year _____of [not less than $_____ ("mandatory sinking fund") and not more than] $_____ aggregate principal amount of Securities of this series. Securities of this series acquired or redeemed by the Company otherwise than through [mandatory] sinking fund payments may be credited against subsequent [mandatory] sinking fund payments otherwise required to be made [in the inverse order in which they become due].]

[If the Securities do not have a sinking fund, include the following:]

The Securities of this series do not have the benefit of any sinking fund obligations.

[If the Securities are subject to redemption, include the following:]

In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

[If the Securities are not subject to redemption, include the following:]

The Securities of this series are not redeemable prior to maturity.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security and/or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

[If the Security is not an Original Issue Discount Security, include the following:]

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

[If the Security is an Original Issue Discount Security, include the following:]

If an Event of Default with respect to Securities of this series shall occur and be continuing, an amount of principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture. Such amount shall be equal to *[formula for determining the amount]*. Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal, premium and interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company's obligations in respect of the payment of the principal of and premium and interest, if any, on the Securities of this series shall terminate.

[If the Security is an Indexed Security, include the appropriate provision.]

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be adversely affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be adversely affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form

Exhibit 4.1

satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

[If the Security is a Book-Entry Security, include the following:]

If at any time the Depositary for this Security notifies the Company that it is unwilling or unable to continue as Depositary for this Security or if at any time the Depositary shall no longer be eligible under the Indenture with respect to this Security, and if a successor Depositary eligible under the Indenture for this Security is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such ineligibility, the Company's election that the Securities of this Issue be represented by a Book-Entry Security shall no longer be effective with respect to this Security, and the Company shall execute, and the Trustee upon receipt of a Company Order for the authentication and delivery of definitive Securities shall authenticate and deliver, Securities in definitive form in an aggregate principal amount equal to the principal amount of this Security in exchange for this Security. The Company may at any time and in its sole discretion determine that the Securities of this Series shall no longer be represented by Book-Entry Securities. In such event the Company shall execute, and the Trustee, upon receipt of a Company Order, shall authenticate and deliver, Securities of this Series in definitive form and in an aggregate principal amount equal to the principal amount of the Book-Entry Security or Securities representing this Series in exchange for such Book-Entry Security or Securities.

No Holder of any Securities shall have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless (1) the Trustee shall have received written notice from such Holder of a continuing Event of Default in respect of such Securities; (2) the Trustee shall have received a written request from the Holders of not less than 25% in principal amount of the Outstanding Securities of the series in respect of which the Event of Default has occurred to institute proceedings in respect of such Event of Default in its own name as trustee under the Indenture; (3) such Holder or Holders have offered to the Trustee indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request; (4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and (5) no direction inconsistent with such written request has been given to the Trustee during such 60 day period by the Holders of a majority in principal amount of the Outstanding Securities of such series.

The Securities of this series are issuable only in registered form without coupons in denominations of $_____ and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

No recourse shall be had for the payment of the principal of (or premium, if any) or the interest on this Security, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any incorporator, stockholder, officer, director or employee, as such, past, present or future, of the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes (subject to Section 308 of the Indenture), whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of laws principles thereof.

Section 204. Form of Trustee's Certificate of Authentication.

The Trustee's certificate of authentication shall be in substantially the following form:

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated: _____

The Bank of New York,
 As Trustee

By: _____
          Authorized Signatory

ARTICLE THREE
THE SECURITIES

Section 301. Amount Unlimited; Issuable in Series.

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued from time to time in one or more series. There shall be established in or pursuant to a Board Resolution and, subject to Section 303, set forth, or determined in the manner provided, in an Officers' Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series:

(1) the title of the Securities of the series (which shall distinguish the Securities of the series from Securities of any other series);

(2) any limit upon the aggregate principal amount of the Securities of the series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 305, 306, 307, 906 or 1107 and except for any Securities which, pursuant to Section 303, are deemed never to have been authenticated and delivered hereunder);

(3) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Securities of the series shall be issuable;

(4) the Person to whom any interest on a Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest;

(5) the date or dates on which the principal of and premium, if any, on the Securities of the series is payable or the method of determination thereof;

 Exhibit 4.1

(6) the rate or rates at which the Securities of the series shall bear interest, if any, or the method of calculating such rate or rates of interest, the date or dates from which such interest shall accrue or the method by which such date or dates shall be determined, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for any interest payable on any Interest Payment Date;

(7) the rights, if any, to defer payments of interest on any Securities of the series by extending the interest payment period, and the duration of such extensions;

(8) if other than the Corporate Trust Office of the Trustee, the place or places where the principal of and any premium and interest on Securities of the series shall be payable;

(9) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Securities of the series shall be payable if other than the currency of the United States of America and the manner of determining the equivalent thereof in the currency of the United States of America for purposes of the definition of "Outstanding" in Section 101;

(10) the period or periods within which, the price or prices at which, the currency or currencies (including currency units) in which and the other terms and conditions upon which Securities of the series may be redeemed, in whole or in part, at the option of the Company;

(11) if the principal of or any premium or interest on any Securities of the series is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on Securities of such series as to which such election is made shall be payable, and the periods within which and the other terms and conditions upon which such election is to be made;

(12) if other than the principal amount thereof, the portion of the principal amount of Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502 or the method by which such portion shall be determined;

(13) the obligation, if any, of the Company to redeem or purchase Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods (or the methods of determination of such a period or periods) within which, the price or prices at which and the other terms and conditions upon which Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(14) if the amount of payments of principal of or any premium or interest on any Securities of the series may be determined with reference to an index, formula or other method, the index, formula or other method by which such amounts shall be determined;

(15) if the amount Outstanding of an Indexed Security for purposes of the definition of "Outstanding" is to be other than the principal face amount at original issuance, the method of determination of such amount;

(16) if applicable, that either or both of Section 1302 or 1303 will not apply to the Securities of such series;

(17) whether the Securities of the series shall be issued in whole or in part in the form of one or more Book-Entry Securities and, in such case, the Depositary with respect to such Book-Entry Security or Securities and the circumstances under which any Book-Entry Security may be registered for transfer or exchange, or authenticated and delivered, in the name of a Person other than such Depositary or its nominee, if other than as set forth in Section 306;

(18) any additional, modified or different covenants or Events of Default applicable to one or more particular series of Securities; and

Exhibit 4.1

(19) any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture, except as permitted by Section 901(5)).

All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution referred to above and (subject to Section 303) set forth, or determined in the manner provided, in the Officers' Certificate referred to above or in any such indenture supplemental hereto. All Securities of any one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders, for issuances of additional Securities of such series.

If any of the terms of the series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Officers' Certificate setting forth, or providing the manner for determining, the terms of the series.

Section 302. Denominations.

The Securities of each series shall be issuable in registered form without coupons in such denominations as shall be specified as contemplated by Section 301. In the absence of any such provisions with respect to the Securities of any series, the Securities of such series shall be issuable in denominations of $1,000 and any integral multiple thereof.

Section 303. Execution, Authentication, Delivery and Dating.

The Securities shall be executed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its President, its Chief Financial Officer or one of its Vice Presidents, under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries. The corporate seal and the signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver or make available for delivery such Securities; provided, however, that in the case of Securities of a series that are not to be originally issued at one time, the Trustee shall authenticate and deliver or make available for delivery such Securities from time to time in accordance with such other procedures (including, without limitation, the receipt by the Trustee of oral or electronic instructions from the Company or its duly authorized agents, promptly confirmed in writing) acceptable to the Trustee as may be specified by or pursuant to a Company Order delivered to the Trustee. If the form or forms or terms of the Securities of the series have been established in or pursuant to one or more Board Resolutions as permitted by Sections 201 and 301, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel stating,

(a) if the form or forms of such Securities have been established by or pursuant to Board Resolution as permitted by Section 201, that such form or forms have been established in conformity with the provisions of this Indenture;

(b) if the terms of such Securities have been, or in the case of Securities of a series that are not to be originally issued at one time, will be established by or pursuant to Board Resolution as permitted by Section 301, that such terms have been, or in the case of Securities of a series that are not to be originally issued at one time, will be established in conformity with the provisions of this Indenture, subject, in the case of Securities of a series that are not to be originally issued at one time, to any conditions specified in such Opinion of Counsel;

(c) that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles, and subject to such other exceptions as shall be acceptable to the Trustee; provided, that such Opinion of Counsel need express no opinion as to whether a court in the United States would render a money judgment in currency other than that of the United States; and

(d) that all laws and requirements in respect of the execution and delivery by the Company of such Securities have been complied with.

If such form or forms or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which the Trustee determines would expose it to personal liability.

Notwithstanding the provisions of Section 301 and of the preceding paragraph, if all Securities of a series are not to be originally issued at one time, it shall not be necessary to deliver the Officers' Certificate otherwise required pursuant to Section 301 or the Company Order and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the time of authentication of each Security of such series if such documents, with appropriate modifications to cover such future issuances, are delivered at or prior to the authentication upon original issuance of the first Security of such series to be issued.

Each Security shall be dated the date of its authentication unless otherwise specified in or pursuant to the Board Resolution relating thereto.

Section 304. Book-Entry Securities

If the Company shall establish pursuant to Section 301 that the Securities of a series are to be issued in whole or in part in the form of one or more Book-Entry Securities, then the Company shall execute and the Trustee shall, in accordance with this Section and the Company Order with respect to such series, authenticate and deliver one or more Book-Entry Securities in temporary or permanent form that (i) shall represent and shall be denominated in an aggregate amount equal to the aggregate principal amount of the Outstanding Securities of such series to be represented by one or more Book-Entry Securities, (ii) shall be registered in the name of the Depositary for such Book-Entry Security of Securities or the nominee of such Depositary, (iii) shall be delivered by the Trustee to such Depositary or pursuant to such Depositary's instruction and (iv) shall bear a legend substantially to the following effect (or such other legend as may be prescribed by the Depositary): "Unless and until it is exchanged in whole or in part for Securities in definitive registered form, this Security may not be transferred except as a whole by the Depositary to the nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary."

Each Depositary designated pursuant to Section 301 for a Book-Entry Security in registered form must, at the time of its designation and at all times while it serves as Depositary, be a clearing agency registered under the Exchange Act and any other applicable statute or regulation.

Beneficial owners of part or all of a Book-Entry Security shall be subject to the rules of the Depositary as in effect from time to time. The Company, the Trustee and the Paying Agent shall not be responsible for any acts or omissions of the Depositary, for any Depositary records of beneficial interests or for any transactions between the Depositary and beneficial owners.

Notwithstanding any other provision of this Section, unless and until it is exchanged in whole or in part for Securities in definitive form, a Book-Entry Security representing all or a portion of the Securities of a series may not be transferred except as a whole by the Depositary for such series or to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary.

If at any time the Depositary for any Securities of a series notifies the Company that it is unwilling or unable to continue as Depositary for the Securities of such series or if at any time the Depositary for the Securities of such series shall no longer be eligible under Section 306, the Company shall appoint a successor Depositary eligible under Section 306, with respect to the Securities of such series. If a successor Depositary eligible under Section 306 for the Securities of such series is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such ineligibility, the Company's election that the Securities of such series be represented by one or more Book-Entry Securities shall no longer be effective with respect to the Securities of such series and the Company shall execute and the Trustee, upon receipt of a Company Order for the authentication and delivery of definitive Securities of such series, shall authenticate and deliver, Securities of such series in definitive form in an aggregate principal amount equal to the principal amount of the Book-Entry Security or Securities representing such series in exchange for such Book-Entry Security or Securities.

The Company may at any time and in its sole discretion determine that the Securities of any series issued in the form of one or more Book-Entry Securities shall no longer be represented by such Book-Entry Security or Securities. In such event the Company shall execute, and the Trustee, upon receipt of a Company Order for the authentication and delivery of definitive Securities of such series, shall authenticate and deliver, Securities of such series in definitive form and in an aggregate principal amount equal to the principal amount of the Book-Entry Security or Securities representing such series in exchange for such Book-Entry Security or Securities.

If specified by the Company pursuant to Section 301 with respect to a series of Securities represented by a Book-Entry Security, the Depositary for such Book-Entry Securities may surrender a Book-Entry Security for such series of Securities in exchange in whole or in part for Securities of such series in definitive form on such terms as are acceptable to the Company and such Depositary. Thereupon, the Company shall execute, and the Trustee shall authenticate and deliver, without service charge:

(i) to each Person specified by such Depositary a new Security or Securities of the same series, of any authorized denomination as requested by such Person in aggregate principal amount equal to and in exchange for such Person's beneficial interest in the Book-Entry Security; and

(ii) to such Depositary a new Book-Entry Security in a denomination equal to the difference, if any, between the principal amount of the surrendered Book-Entry Security and the aggregate principal amount of Securities delivered pursuant to clause (i) above.

In any exchange provided for in this Section, the Company will execute and the Trustee will authenticate and deliver Securities in definitive registered form in authorized denominations.

Upon the exchange of a Book-Entry Security for Securities in definitive registered form, such Book-Entry Security shall be cancelled by the Trustee or an agent of the Company or the Trustee. The Trustee or such agent shall deliver such Securities to or as directed by the Persons in whose names such Securities are so registered.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature of an authorized signatory thereof, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the Trustee for cancellation as provided in Section 310, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

Section 305. Temporary Securities.

Pending the preparation of definitive Securities of any series, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver or make available for delivery, temporary Securities which are printed, lithographed, typewritten, photocopied or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.

If temporary Securities of any series are issued, the Company will cause definitive Securities of that series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Company in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series the Company shall execute and the Trustee shall authenticate and deliver or make available for delivery in exchange therefor one or more definitive Securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. Until so exchanged the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series and tenor.

Section 306. Registration, Registration of Transfer and Exchange.

The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Company in a Place of Payment being herein sometimes collectively referred to as the "Security Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers of Securities. The Trustee is hereby appointed "Security Registrar" for the purpose of registering Securities and transfers of Securities as herein provided.

Upon surrender for registration of transfer of any Security of any series at the office or agency of the Company in a Place of Payment for that series, the Company shall execute, and the Trustee shall authenticate and deliver or make available for delivery, in the name of the designated transferee or transferees, one or more new Securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor.

At the option of the Holder, Securities of any series may be exchanged for other Securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver or make available for delivery, the Securities which the Holder making the exchange is entitled to receive.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company, the Security Registrar or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company, the Security Registrar and the Trustee duly executed, by the Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 305, 906 or 1107 not involving any transfer.

The Company shall not be required (i) to issue, register the transfer of or exchange Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Securities of that series selected for redemption under Section 1103 and ending at the close of business on the day of such mailing, or (ii) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

Notwithstanding the foregoing, any Book-Entry Security shall be exchangeable pursuant to this Section 306 for Securities registered in the names of Persons other than the Depositary for such Security or its nominee only if (i) such Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Book-Entry Security or if at any time such Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended and the Company does not appoint a successor Depositary within 90 days after receipt by it of such notice or after it becomes aware of such cessation, (ii) the Company executes and delivers to the Trustee a Company Order that such Book-Entry Security shall be so exchangeable or (iii) there shall have occurred and be continuing an Event of Default with respect to the Securities. Any Book-Entry Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Securities registered in such names as such Depositary shall direct.

None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Section 307. Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated Security is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver or make available for delivery in exchange therefor a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 308. Payment of Interest; Interest Rights Preserved.

Except as otherwise provided as contemplated by Section 301 with respect to any series of Securities, interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest at the office or agency maintained for such purpose pursuant to Section 1002; provided, however, that at the option of the Company, interest on Securities of any series that bear interest may be paid (i) by check mailed to the address of the Person entitled thereto as it shall appear on the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register, provided that such Person shall have given the Trustee written wire instructions at least five Business Days prior to the applicable Interest Payment Date.

Any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (1) or (2) below:

(1) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to each Holder of Securities of such series at his address as it appears in the Security Register, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

(2) The Company may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

                                                                 Exhibit 4.1

Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

Section 309. Persons Deemed Owners.

Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of and any premium and (subject to Section 308) any interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

Section 310. Cancellation.

All Securities surrendered for payment, redemption, registration of transfer or exchange or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Securities so delivered and any Securities surrendered directly to the Trustee for any such purpose shall be promptly canceled by the Trustee and such cancellation shall be noted conspicuously on each such Security. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Company has not issued and sold, and all Securities so delivered shall be promptly canceled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities canceled as provided in this Section, except as expressly permitted by this Indenture. All canceled Securities held by the Trustee shall be disposed of in accordance with the Trustee's customary procedures.

Section 311. Computation of Interest.

Except as otherwise specified as contemplated by Section 301 for Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months.

Section 312. CUSIP Numbers.

The Company in issuing the Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; provided, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such CUSIP numbers. The Company will promptly notify the Trustee of any change in the CUSIP numbers.


ARTICLE FOUR
SATISFACTION AND DISCHARGE


Section 401. Satisfaction and Discharge of Indenture.

This Indenture shall upon Company Request cease to be of further effect with respect to Securities of any series (except as to any surviving rights of registration of transfer, exchange or replacement of such Securities herein expressly provided for), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to such Securities, when

(1) either

(A) all such Securities theretofore authenticated and delivered (other than (i) such Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 307 and (ii) such Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

(B) all such Securities not theretofore delivered to the Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (B)(i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount in the currency or currencies or currency unit or units in which such Securities are payable sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture with respect to such Securities have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 607 and to any Authenticating Agent under Section 615 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of Clause (1) of this Section, the obligations of the Trustee under Section 402, Article Six and the last paragraph of Section 1003 shall survive.

Section 402. *Application of Trust Money.*

All money and U.S. Governmental Obligations deposited with the Trustee pursuant to Section 401 (or into which such money and U.S. Governmental Obligations are reinvested) shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for payment of which such money has been deposited with the Trustee; but such money and U.S. Governmental Obligations need not be segregated from other funds except to the extent required by law.

ARTICLE FIVE
REMEDIES

Section 501. *Events of Default.*

"Event of Default", wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body, unless it is inapplicable to a particular series or is specifically deleted or modified in the Board Resolution (or action taken pursuant thereto), Officers' Certificate or supplemental indenture under which such series of Securities is issued or has been modified in an indenture supplemental hereto):

(1) default in the payment of any interest upon any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; or

(2) default in the payment of the principal of (or premium, if any, on) any Security of such series at its Maturity; or

(3) default in the deposit of any sinking fund installment in respect of such series, when and as payable by the terms of Section 1201 hereof or by the terms of a Security of that series, and continuance of such default for a period of 30 days; or

(4) default in the performance, or breach, of any covenant or warranty of the Company in this Indenture with respect to Securities of that series (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of all series affected thereby a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

(5) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

(6) the commencement by the Company of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action; or

(7) any other Event of Default provided with respect to Securities of that series.

Section 502. Acceleration of Maturity; Rescission and Annulment.

If an Event of Default (other than an Event of Default described in clause 5 or 6 of Section 501) with respect to Securities of one or more series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of the affected series may declare the principal amount (or, if any of the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount of such Securities as may be specified in the terms thereof) of all of the Securities of such series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or, in the case of Original Issue Discount Securities or Indexed Securities, such specified amount) shall become immediately due and payable.

At any time after such a declaration of acceleration with respect to Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the Outstanding Securities of such series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

(1) the Company has paid or deposited with the Trustee a sum sufficient to pay (A) all overdue interest on all Securities of those series, (B) the principal of (and premium, if any, on) any Securities of those series which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in such Securities, (C) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities, and (D) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(2) all Events of Default with respect to Securities of those series, other than the non-payment of the principal of Securities of such series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

If an Event of Default described in clause 5 or 6 of Section 501 occurs, the Outstanding Securities shall *ipso facto* become immediately due and payable without need of any declaration or other act on the part of the Trustee or any Holder.

Section 503. Collection of Indebtedness and Suits for Enforcement by Trustee.

The Company covenants that if

(1) default is made in the payment of any interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days, or

(2) default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof and such default continues for the period of grace, if any, provided for with respect to such payment,

the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal and any premium and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, and may prosecute such proceeding to judgment or final decree, and may enforce the same against the Company or any other obligor upon such Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon such Securities, wherever situated.

If an Event of Default with respect to Securities of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

 Exhibit 4.1

Section 504. Trustee May File Proofs of Claim.

In case of any judicial proceeding relative to the Company (or any other obligor upon the Securities), its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments directly to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 607.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and may be a member of a creditors' or other similar committee.

Section 505. Trustee May Enforce Claims Without Possession of Securities.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

Section 506. Application of Money Collected.

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or any premium or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee under Section 607;

SECOND: To the payment of the amounts then due and unpaid for principal of and any premium and interest on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and any premium and interest, respectively; and

THIRD: The balance, if any, to the Company.

Section 507. Limitation on Suits.

No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(1) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series;

Exhibit 4.1

(2) the Holders of not less than 25% in principal amount of the Outstanding Securities of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(3) such Holder or Holders have offered to the Trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

(4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5) no direction inconsistent with such written request has been given to the Trustee before or during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities of that series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders.

Section 508. Unconditional Right of Holders to Receive Principal, Premium and Interest.

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and (subject to Section 308) any interest on such Security on the Stated Maturity or Maturities expressed in such Security (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

Section 509. Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 510. Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 307 and as otherwise provided in Section 507, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 511. Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 512. Control by Holders.

The Holders of a majority in principal amount of the Outstanding Securities of any series affected thereby, voting as a class, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such series, provided that

(1) such direction shall not be in conflict with any rule of law or with this Indenture,

(2) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

(3) subject to the provisions of Section 601, the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall, by a Responsible Officer or Officers of the Trustee, determine that the proceeding so directed would involve the Trustee in personal liability.

Section 513. Waiver of Past Defaults.

The Holders of not less than a majority in principal amount of the Outstanding Securities of any series affected thereby, voting as a class, may on behalf of the Holders of all the Securities of all such series waive any past default hereunder with respect to such series and its consequences, except a default

(1) in the payment of the principal of or any premium or interest on any Security of such series, or

(2) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Section 514. Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs, including counsel fees and expenses, against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; provided, that neither this Section nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company, the Trustee or the Holders of 10% in aggregate principal amount of the Outstanding Securities of any series.

Section 515. Waiver of Stay or Extension Laws.

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE SIX
THE TRUSTEE

Section 601. Certain Duties and Responsibilities.

The duties and responsibilities of the Trustee shall be as provided by the Trust Indenture Act. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

Section 602. Notice of Defaults.

If a default occurs hereunder with respect to Securities of any series, the Trustee shall, within 90 days, give the Holders of Securities of such series notice of such default as and to the extent provided by the Trust Indenture Act; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any Security or in the payment of any sinking fund installment, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders; and provided, further, that in the case of any default of the character specified in Section 501(4) no such notice to Holders shall be given until at least 30 days after the occurrence thereof.

Section 603. Certain Rights of Trustee.

Subject to the provisions of Section 601:

(a) the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

(d) the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h) the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(i) the Trustee shall not be deemed to have notice of any default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture;

(j) the rights privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder; and

(k) the Trustee may request that the Company deliver an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers' Certificate may be signed by any person authorized to sign an Officers' Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

Section 604. *Not Responsible for Recitals or Issuance of Securities.*

The recitals contained herein and in the Securities, except the Trustee's certificates of authentication, shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Securities or the proceeds thereof.

Section 605. *May Hold Securities and Serve as Trustee Under Other Indentures.*

The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 608 and 613, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

Subject to the provisions of Section 608, the Trustee may become and act as trustee under other indentures under which other securities, or certificates of interest or participation in other securities, of the Company are outstanding in the same manner as if it were not Trustee.

Section 606. *Money Held in Trust.*

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

Section 607. *Compensation and Reimbursement.*

The Company agrees:

(1) to pay to the Trustee from time to time such compensation as shall be agreed in writing between the Company and the Trustee for all services rendered by it hereunder (which compensation

shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence, willful misconduct or bad faith; and

(3) to indemnify each of the Trustee, or any predecessor Trustee, for, and to hold it harmless against, any and all loss, liability, damage, claim or expense incurred without negligence or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

The Trustee shall have a lien prior to the Securities upon all property and funds held by it hereunder for any amount owing it or any predecessor Trustee pursuant to this Section 607, except with respect to funds held in trust for the benefit of the Holders of particular Securities.

Without limiting any rights available to the Trustee under applicable law, when the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(5) or Section 501(6), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable federal or state bankruptcy, insolvency or other similar law.

The provisions of this Section shall survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustee.

Section 608. Disqualification; Conflicting Interests.

The Trustee shall comply with the terms of Section 310 (b) of the TIA.

Section 609. Corporate Trustee Required; Eligibility.

There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any federal or state supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 610. Resignation and Removal; Appointment of Successor.

(a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 611.

(b) The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(c) The Trustee may be removed at any time with respect to the Securities of any Series (i) by Act of the Holders of a majority in principal amount of the Outstanding Securities of such Series, delivered to the Trustee and to the Company or (ii) if there shall not have occurred and be continuing an Event of

Default, by written notice from the Company to the Trustee. If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to the Trustee within 30 days after the giving of such notice of removal, the Trustee being removed may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(d) If at any time:

(1) the Trustee shall fail to comply with Section 608 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(2) the Trustee shall cease to be eligible under Section 609 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(3) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

then, in any such case, (i) the Company by or pursuant to a Board Resolution may remove the Trustee and appoint a successor Trustee with respect to all Securities, or (ii) subject to Section 514, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees.

(e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Company, by or pursuant to a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 611. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 611, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders and accepted appointment in the manner required by Section 611, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(f) The Company shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to all Holders of Securities of such series in the manner provided in Section 106. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

Section 611. Acceptance of Appointment by Successor.

(a) In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(b) In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; provided, however, that to the extent that such property and money is not held by the Trustee in trust for the benefit of the Holders of particular Securities, such retiring Trustee shall transfer and deliver to such successor Trustee such property and money upon payment of its charges hereunder.

(c) Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph (a) and (b) of this Section, as the case may be.

(d) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 612. Merger, Conversion, Consolidation or Succession to Business.

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

Exhibit 4.1

Section 613. Preferential Collection of Claims Against Company.

If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

Section 614. Investment of Certain Payments Held by the Trustee.

Any amounts held by the Trustee hereunder, other than pursuant to Article Thirteen hereof, shall be invested by the Trustee from time to time at the direction of the Company in such investments as may be specified by the Company in writing and reasonably agreed to by the Trustee from time to time; provided, that in investing trust funds pursuant to the terms of this Section and liquidating any investments held in trust hereunder, the Trustee may, to the extent permitted by law, purchase securities (including for the purposes of this paragraph securities as to which the Trustee or a Trustee Affiliate (as defined below) is the issuer or guarantor) from, and sell securities to, itself or any Trustee Affiliate and purchase securities underwritten by, or in which a market is made by, the Trustee or a Trustee Affiliate. For the purposes hereof, a "Trustee Affiliate" shall mean an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Trustee. Any income or gain realized as a result of any such investment shall be promptly distributed (in no event later than the next Business Day) to the Company after any intended amounts have been paid to the Holders entitled thereto, except after the occurrence and during the continuance of an Event of Default. The Trustee shall have no liability to the Company for any loss, fee, tax or other charge resulting from any investment, reinvestment or liquidation of an investment made in accordance with this Section, and shall bear no expense in connection with any investment pursuant to this Section. Any such investment may be sold (without regard to maturity date) by the Trustee whenever necessary to make any distribution required by this Indenture. Nothing herein shall require the Trustee to invest funds held by it pursuant to the last paragraph of Section 1003.

Section 615. Appointment of Authenticating Agent.

The Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of such series issued upon original issue and upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 307, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by federal or state authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an

Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall mail written notice of such appointment by first-class mail, postage prepaid, to all Holders of Securities of the series with respect to which such Authenticating Agent will serve, as their names and addresses appear in the Security Register. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this section.

The Company agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section. If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to or in lieu of the Trustee's certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated: _____

THE BANK OF NEW YORK, AS TRUSTEE

By: _____
    As Authenticating Agent
By: _____
    Authorized Signatory

ARTICLE SEVEN
HOLDERS' LISTS AND REPORTS BY TRUSTEE AND COMPANY

Section 701. Company to Furnish Trustee Names and Addresses of Holders.

The Company will furnish or cause to be furnished to the Trustee (a) semi-annually, 15 days after the Regular Record Date for interest for each series of Securities, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Securities of such series as of such Regular Record Date, or if there is no Regular Record Date for interest for such series of Securities, semi-annually, upon such dates as are set forth in the Board Resolution or indenture supplemental hereto authorizing such series, as the case may be, and (b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list in similar form and content as of a date not more than 15 days prior to the time such list is furnished; excluding from any such list names and addresses received by the Trustee in its capacity as Security Registrar.

Section 702. Preservation of Information; Communications to Holders.

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 701 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The

Trustee may destroy any list furnished to it as provided in Section 701 upon receipt of a new list so furnished.

(b) The rights of the Holders to communicate with other Holders with respect to their rights under this Indenture or under the Securities, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

(c) Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

Section 703. Reports by Trustee.

(a) The Trustee shall transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto. If required by Section 313(a) of the Trust Indenture Act, the Trustee shall, within sixty days after each May 15 following the date of the first issuance of Securities hereunder deliver to Holders a brief report, dated as of such May 15, which complies with the provisions of such Section 313(a).

(b) A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Securities are listed, with the Commission and with the Company. The Company promptly will notify the Trustee when any Securities are listed on any stock exchange or delisted therefrom.

Section 704. Reports by Company.

The Company shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act; provided, that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission.

Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

ARTICLE EIGHT
CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

Section 801. Company May Consolidate, Etc., Only on Certain Terms.

The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(1) the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer or lease the properties and assets of the Company substantially as an entirety shall be a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of (and premium, if any) and interest on all the Securities and the performance of every covenant of this Indenture on the part of the Company to be performed or observed;

(2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

(3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

This Section shall not apply to any merger or consolidation in which the Company is the surviving corporation.

Section 802. Successor Substituted.

Upon any consolidation of the Company with, or merger of the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with Section 801, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.

Section 803. Officers' Certificate and Opinion of Counsel.

The Trustee, subject to the provisions of Sections 601 and 603, shall receive an Officers' Certificate and an Opinion of Counsel as conclusive evidence that any such consolidation, merger, conveyance, transfer or lease, and any such assumption, complies with the provisions of this Article before the Trustee shall execute any supplemental indenture required pursuant to this Article.

ARTICLE NINE
SUPPLEMENTAL INDENTURES

Section 901. Supplemental Indentures Without Consent of Holders.

Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities; or

(2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company; or

(3) to add any additional Events of Default with respect to all or any series of Securities; or

(4) to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Securities in uncertificated form or in the form of Book-Entry Securities; or

(5) to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Securities, provided that any such addition, change or elimination (i) shall neither (A) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the Holder of any such Security

with respect to such provision or (ii) shall become effective only when there is no such Security Outstanding; or

(6) to secure the Securities; or

(7) to establish the form or terms of Securities of any series as permitted by Sections 201 and 301; or

(8) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 611(b); or

(9) if allowed, without penalty under applicable laws and regulations, to permit payment in the United States (including any of the States thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction of principal, premium, if any, or interest, if any, on Securities in bearer form or coupons, if any; or

(10)   to cure any ambiguity or to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein; and

(11)   to make any other change with respect to matters or questions arising under this Indenture which, in the opinion of counsel to the Company, does not materially adversely affect the interests of the Holders of the Series of Securities affected thereby.

Section 902. Supplemental Indentures with Consent of Holders.

With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of each series adversely affected by such supplemental indenture, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby,

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502, or change any Place of Payment where, or the coin or currency in which, any Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or adversely affect the right of the Holder of any Security to require the Company to repurchase such Securities, or

(2) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or

(3) modify any of the provisions of this Section, Section 513 or Section 1007, except to increase any percentage set forth in such Sections or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in this

Section and Section 1007, or the deletion of this proviso, in accordance with the requirements of Sections 611(b) and 901(8).

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Section 903. Execution of Supplemental Indentures.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall receive, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel and an Officers' Certificate, each stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

Section 904. Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 905. Conformity with Trust Indenture Act.

Unless the Company shall determine, based on an Opinion of Counsel delivered to the Trustee, that the same shall not be required, every supplemental indenture executed pursuant to this Article shall conform to the requirements of TIA as then in effect.

Section 906. Reference in Securities to Supplemental Indentures.

Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

ARTICLE TEN
COVENANTS

Section 1001. Payment of Principal, Premium and Interest.

The Company covenants and agrees for the benefit of each series of Securities that it will duly and punctually pay the principal of (and premium, if any) and interest on the Securities of the series in accordance with the terms of the Securities and this Indenture. The principal of (and premium, if any) and interest on Securities shall be considered paid on the date due if the Paying Agents hold in accordance with this Indenture on that date money, sufficient to pay all principal (and premium, if any) and interest then due and the Paying Agents are not prohibited from paying such money to the Holders on such date pursuant to the terms of this Indenture.

Section 1002. Maintenance of Office or Agency.

The Company will maintain in each Place of Payment for any series of Securities an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities of that series and this Indenture may be served. The Trustee is hereby initially appointed Paying Agent, and the Corporate Trust Office of the Trustee is initially designated as the office or agency for the foregoing purposes. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Company may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment for Securities of any series for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

Section 1003. Money for Securities Payments to Be Held in Trust.

If the Company shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of (and premium, if any) or interest on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal (and premium, if any) or interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents for any series of Securities, it will, on or before each due date of the principal of (and premium, if any) or interest on any Securities of that series, deposit with a Paying Agent a sum sufficient to pay the principal (and premium, if any) or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

The Company will cause each Paying Agent for any series of Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(1) hold all sums held by it for the payment of the principal of (and premium, if any) or interest on Securities of that series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

(2) give the Trustee notice of any default by the Company (or any other obligor upon the Securities of that series) in the making of any payment of principal (and premium, if any) or interest on the Securities of that series; and

(3) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or received by the Trustee in respect of obligations deposited with the Trustee pursuant to Article Thirteen, or then held by the Company, in trust for the payment of the principal of (and premium, if any) or interest on any Security of any series and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof (unless the Company has remitted required moneys or property to the appropriate governmental authority under any applicable escheat or abandoned or unclaimed property laws, or has otherwise been discharged under such laws or laws of similar applicability, in which case such Holder shall look solely to its remedies (if any) under such laws and not to the Company), and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof shall thereupon cease.

Section 1004. Corporate Existence.

Subject to Article Eight, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any such right or franchise if the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company.

Section 1005. Limitation upon Liens.

(a) Except as otherwise provided in this Section 1005, the Company will not itself, and will not permit any Restricted Subsidiary to, create, incur, issue, assume, guarantee or secure any Debt secured by any Liens on any Restricted Operating Property, or on any Restricted Intercompany Securities, without effectively providing that the Securities (together with, if the Company shall so determine, any other Debt of the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinate to the Securities) shall be secured equally and ratably with (or prior to) such secured Debt for so long as such secured Debt shall be so secured. For the purpose of providing such equal and ratable security, the principal amount of any Securities shall mean the aggregate principal amount of such Securities which are Outstanding, and shall not be less than that principal amount which could be declared to be due and payable pursuant to Section 502 on the date of the making of such effective provision. The extent of such equal and ratable security shall be adjusted, to the extent permitted by law, as and when said principal amount changes over time pursuant to Section 502 and any other provision hereof. Nothing contained in this Section shall prevent, restrict or apply to, and there shall be excluded from secured Debt in any computation under this Section, Debt secured by:

(1) Liens on any property or assets of the Company or any Restricted Subsidiary or on any shares of stock or Debt existing as of the date of this Indenture;

(2) Liens on all property or assets of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary;

(3) Liens on any property or assets or shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) or securing the payment of all or any part of the purchase price or construction cost thereof or securing any Debt incurred prior to, at the time of or within 120 days after the acquisition of such property or assets or shares of stock or Debt or the completion of any such construction, whichever is later, for the purpose of financing all or any part of the purchase price or construction cost thereof (provided such Liens are limited to such shares of stock or Debt, property or assets, improvements thereon and the land upon which such property,

Exhibit 4.1

assets and improvements are located and any other property or assets not then constituting an Operating Property);

(4) Liens on any property or assets to secure all or any, part of the cost of development, operation, construction, alteration, repair or improvement of all or any part of such property, or assets, or to secure Debt incurred prior to, at the time of or within 120 days after the completion of such development, operation, construction, alteration, repair or improvement, whichever is later, for the purpose of financing all or any part of such cost (provided such Liens are limited to such property or assets, improvements thereon and the land upon which such property, assets and improvements are located and any other property or assets not then constituting an Operating Property);

(5) Liens which secure Debt owing to the Company or another Restricted Subsidiary by a Restricted Subsidiary;

(6) (i) Liens arising from the assignment of moneys due and to become due under contracts between the Company or any Restricted Subsidiary and the United States of America, any State, Territory, or possession thereof or any agency, department, instrumentality or political subdivision of any, thereof, (ii) Liens in favor of the United States of America, any State, Commonwealth, Territory or possession thereof or any agency, department, instrumentality or political subdivision of any thereof, pursuant to the provisions of any contract not directly or indirectly in connection with securing Debt or (iii) Liens arising in connection with obligations issued by a State, Commonwealth, Territory or possession of the United States of America, or any political subdivision or governmental authority of any of the foregoing, or the District of Columbia;

(7) any deposit or pledge as security for the performance of any bid, tender, contract, lease or undertaking not directly or indirectly in connection with the securing of Debt; any deposit or pledge with any governmental agency required or permitted to qualify the Company or any Restricted Subsidiary to conduct business, to maintain self-insurance or to obtain the benefits of any law pertaining to workmen's compensation, unemployment insurance, old age pensions, social security or similar matters, or to obtain any stay or discharge in any legal or administrative proceedings; deposits or pledges to obtain the release of mechanics', workmen's, repairmen's, materialmen's or warehousemen's liens or the release of property in the possession of a common carrier; any security interest created in connection with the sale, discount or guarantee of notes, chattel mortgages, leases, accounts receivable, trade acceptances or other paper, or contingent repurchase obligations, arising out of sales of merchandise in the ordinary course of business; or other deposits or pledges similar to those referred to in this clause (7);

(8) Liens arising under law by reason of the nonpayment of taxes, assessments or governmental charges, or of claims for labor, materials or supplies, if (a) the amount, applicability or validity thereof is being contested in good faith by appropriate proceedings or (b) such Liens are not of material importance to the business, operations, financial condition or results of operations of the Company and its Subsidiaries taken as a whole;

(9) Liens arising by reason of any judgment, decree or order of any court or other governmental authority, so long as any appropriate legal proceedings which may have been initiated for the review of such judgment, decree or order shall not have been finally terminated or so long as the period within which such proceedings may be initiated shall not have expired; and

(10) any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in clauses (1) through (9) above or the Debt secured thereby; provided that (i) such extension, renewal, substitution or replacement Lien shall be limited to all or any part of the same property or assets, shares of stock or Debt that secured the Lien extended, renewed, substituted or replaced (plus improvements on such

property and any other property or assets not then constituting an Operating Property) and (ii) in the case of clauses (1) through (3) above, the Debt secured by such Lien at such time is not increased.

Debt created by the Company or any Restricted Subsidiary shall not be cumulated with a guarantee of the same Debt by the Company, or any other Restricted Subsidiary for the same financial obligation.

(b) Notwithstanding the foregoing, Liens which would otherwise be prohibited under Section 1005(a) above may be incurred if, after giving effect thereto, the aggregate principal amount of all such secured Debt then outstanding that is secured by Liens on Restricted Operating Properties or on Restricted Intercompany Securities (excluding any secured Debt permitted pursuant to paragraph (a) of this Section 1005), plus Attributable Debt of the Company and its Restricted Subsidiaries in respect of Sale and Leaseback Transactions entered into after the date of this Indenture (other than Sale and Leaseback Transactions permitted by Section 1006(b)), computed without duplication of amounts constituting Debt referred to in paragraph (a) of this Section 1005, would not exceed an amount equal to 10% of Consolidated Net Assets.

(c) If the Company or any Restricted Subsidiary shall at any time enter into a merger or consolidation with another corporation or purchase all or substantially all of the assets of another corporation, or if the Company or any Restricted Subsidiary shall convey, transfer or lease its properties and assets substantially as an entirety to another corporation and if such other corporation has outstanding Debt secured by a mortgage or other lien which, by reason of an after-acquired property clause or similar provision therein contained, would extend, after such merger, consolidation, sale or purchase, to any Operating Property owned by the Company or such Restricted Subsidiary immediately prior to such merger, consolidation, sale or purchase, or to any or Restricted Intercompany Securities, the Company or such Restricted Subsidiary shall be deemed to have created a Lien within the prohibition of paragraph (a) of this Section 1005, unless (i) such merger or consolidation involving a Restricted Subsidiary shall constitute a disposition by the Company of its entire interest in the Restricted Subsidiary, or (ii) either (A) at or prior to the effective date of such merger, consolidation, sale or purchase, such mortgage or lien shall have been released of record or otherwise satisfied to the extent it would extend to such Restricted Operating Property or Restricted Intercompany Securities or (B) prior to such merger, consolidation, sale or purchase, the Company or such Restricted Subsidiary, as the case may be, shall have created, as security for the Securities (and, if the Company shall so determine, as security for any other indebtedness of the Company then existing or thereafter created ranking equally with the Securities and any other indebtedness of the Restricted Subsidiary then existing or thereafter created), a valid lien which, upon completion of said merger, consolidation, sale or purchase, will rank prior to the lien of such mortgage or other lien of such other corporation on such Restricted Operating Property or Restricted Intercompany Securities.

Section 1006. Limitation upon Sales and Leasebacks.

The Company will not itself, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction after the date of this Indenture, unless either:

(a) the Attributable Debt of the Company and its Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the date of this Indenture (other than Sale and Leaseback Transactions permitted by Section 1006(b)), plus the aggregate principal amount of outstanding Debt at the time which is secured by Liens on Restricted Operating Properties or Restricted Intercompany Securities (excluding any such Debt secured by Liens permitted under Section 1005(a)), would not exceed 10% of Consolidated Net Assets, or

(b) the Company applies, within 120 days after the sale or transfer, an amount equal to the fair market value of the Operating Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction (as determined by any two of the following: the Chairman or Vice Chairman of the Board, the President, any Vice Chairman, any Vice President, the Treasurer and the

Controller of the Company) to (i) the purchase of any asset or any interest in an asset which would qualify, after purchase, as an Operating Property or (ii) the retirement of Funded Debt (including Securities of any series constituting Funded Debt) of the Company; provided, that the amount to be applied to the retirement of Funded Debt of the Company shall be reduced by (i) the principal amount of Securities delivered within 120 days after such sale or transfer to the Trustee for redemption and cancellation, and (ii) the principal amount of Funded Debt, other than Securities, voluntarily retired by the Company within 120 days after such sale. For purposes of clauses (i) and (ii) of the foregoing proviso, the principal amount of any Securities shall mean the aggregate principal amount of such Securities which are Outstanding and shall not be less than that principal amount which could be declared to be due and payable pursuant to Section 502 at the time of determination. Notwithstanding the foregoing, no retirement referred to in this subdivision (b) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision.

Notwithstanding the foregoing, where the Company or any Restricted Subsidiary is the lessee in any Sale and Leaseback Transaction, Attributable Debt shall not include any Debt resulting from the guarantee by the Company or any other Restricted Subsidiary of the lessee's obligation thereunder.

Section 1007. Waiver of Certain Covenants.

The Company may omit in any particular instance to comply with any covenant or condition set forth in Sections 1004 to 1006, inclusive, with respect to the Securities of any series if before or after the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Securities of such series shall, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Persons entitled to waive compliance with any covenant or condition hereunder. If a record date is fixed, the Holders on such record date, or their duly designated proxies, and only such Persons, shall be entitled to waive any such compliance, whether or not such Holders remain Holders after such record date.

Section 1008. Compliance Certificate.

The Company will furnish to the Trustee on or before May 1 in each year (beginning the first May 1 after the date of original issuance of Securities hereunder) a brief certificate (which need not comply with Section 102) from the principal executive, financial or accounting officer of the Company stating that in the course of the performance by the signer of his or her duties as an officer of the Company he or she would normally have knowledge of any default or non-compliance by the Company in the performance of any covenants or conditions contained in this Indenture, stating whether or not he or she has knowledge of any such default or non-compliance and, if so, specifying each such default or non-compliance of which the signer has knowledge and the nature thereof. For purposes of this Section 1008, non-compliance or default shall be determined without regard to any grace period or requirement of notice provided pursuant to the terms of this Indenture.

Section 1009. Calculation of Original Issue Discount.

The Company shall file with the Trustee promptly at the end of each calendar year (i) a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on Outstanding Securities as of the end of each year and (ii) such other specific information relating to such original issue discount as may be then be relevant under the Internal Revenue Code of 1986, as amended from time to time.

ARTICLE ELEVEN
REDEMPTION OF SECURITIES

Section 1101. Applicability of Article.

Securities of any series which are redeemable in whole or in part before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 301 for Securities of any series) in accordance with this Article.

Section 1102. Election to Redeem: Notice to Trustee.

The election of the Company to redeem any Securities shall be evidenced by or pursuant to a Board Resolution or Officers' Certificate. In case of any redemption at the election of the Company of the Securities of any series, the Company shall, at least 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date, of the principal amount of Securities of such series to be redeemed and, if applicable, of the tenor of the Securities to be redeemed. In the case of any redemption of Securities (a) prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture or (b) pursuant to an election of the Company which is subject to a condition specified in the terms of such Securities or elsewhere in this Indenture, the Company shall furnish the Trustee with an Officers' Certificate evidencing compliance with such restriction or condition.

Section 1103. Selection by Trustee of Securities to Be Redeemed.

If less than all the Securities of any series are to be redeemed (unless all of the Securities of such series and of a specified tenor are to be redeemed or unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of a portion of the principal amount of any Security of such series, provided that the unredeemed portion of the principal amount of any Security shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Security. If less than all of the Securities of such series and of a specified tenor are to be redeemed (unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series and specified tenor not previously called for redemption in accordance with the preceding sentence. The Trustee shall promptly notify the Company in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

The provisions of the two preceding paragraphs shall not apply with respect to any redemption affecting only a single Security, whether such Security is to be redeemed in whole or in part. In the case of any such redemption in part, the unredeemed portion of the principal amount of the Security shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Security.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

Section 1104. Notice of Redemption.

Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed, at his address appearing in the Security Register.

Exhibit 4.1

All notices of redemption shall identify the Securities to be redeemed (including CUSIP numbers) and shall state:

(1) the Redemption Date,

(2) the Redemption Price,

(3) in the case of partial redemption of any Securities, the principal amounts of the particular Securities to be redeemed,

(4) that on the Redemption Date the Redemption Price will become due and payable upon each such Security, or portion thereof, to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,

(5) the place or places where such Securities are to be surrendered for payment of the Redemption Price, and

(6) that the redemption is for a sinking fund, if such is the case.

Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company and shall be irrevocable.

Section 1105. Deposit of Redemption Price.

On or prior to 11:00 a.m., New York City time, on the Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in the currency or currencies in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series) sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities or portions thereof which are to be redeemed on that date.

Section 1106. Securities Payable on Redemption Date.

Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price, together with accrued interest to the Redemption Date; provided, however, that, unless otherwise specified as contemplated by Section 301, installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 308.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.

Section 1107. Securities Redeemed in Part.

Any Security which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver or make available for delivery to the Holder of such Security without service charge, a new Security or Securities of the same series and of like tenor, of any authorized denomination as requested by such

 Exhibit 4.1

Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered. If a Book- Entry Security is so surrendered, such new Security so issued shall be a new Book-Entry Security.

ARTICLE TWELVE
SINKING FUNDS

Section 1201. Applicability of Article.

The provisions of this Article shall be applicable to any sinking fund for the retirement of Securities of a series except as otherwise specified as contemplated by Section 301 for Securities of such series.

The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is herein referred to as a "mandatory sinking fund payment", and any payment in excess of such minimum amount provided for by the terms of Securities of any series is herein referred to as an "optional sinking fund payment". If provided for by the terms of Securities of any series, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 1202. Each sinking fund payment shall be applied to the redemption of Securities of any series as provided for by the terms of Securities of such series.

Section 1202. Satisfaction of Sinking Fund Payments with Securities.

The Company (1) may deliver Outstanding Securities of a series (other than any previously called for redemption) and (2) may apply as a credit Securities of a series which have been redeemed either at the election of the Company pursuant to the terms of such Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, in each case in satisfaction of all or any part of any sinking fund payment with respect to the Securities of such series required to be made pursuant to the terms of such Securities as provided for by the terms of such series; provided that such Securities have not been previously so credited. Such Securities shall be received and credited for such purpose by the Trustee at the Redemption Price specified in such Securities for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly.

Section 1203. Redemption of Securities for Sinking Fund.

Not less than 45 days prior to each sinking fund payment date for any series of Securities, the Company will deliver to the Trustee an Officers' Certificate specifying the amount of the next ensuing sinking fund payment for that series pursuant to the terms of that series, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting Securities of that series pursuant to Section 1202 and stating the basis for such credit and that such Securities have not been previously so credited and will also deliver to the Trustee any Securities to be so delivered. Not less than 30 days before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 1103 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 1104. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 1106 and 1107.

ARTICLE THIRTEEN
DEFEASANCE AND COVENANT DEFEASANCE

Section 1301. Applicability of Article; Company's Option to Effect Defeasance
or Covenant Defeasance.

Unless, pursuant to Section 301, provision is made that either or both of (a) defeasance of the Securities of a series under Section 1302 or (b) covenant defeasance of the Securities of a series under Section 1303 shall not apply to the Securities of a series, then the provisions of such Section or Sections, as the case may be, together with the other provisions of this Article Thirteen, with such modifications thereto as may be specified pursuant to Section 301 with respect to any Securities, shall be applicable to the Securities of such series, and the Company may at its option by Board Resolution, at any time, with respect to the Securities of such series, elect to have either Section 1302 (if applicable) or Section 1303 (if applicable) applied to the Outstanding Securities of such series upon compliance with the conditions set forth below in this Article Thirteen.

Section 1302. Defeasance and Discharge.

Upon the Company's exercise of its option to have this Section applied to any series of Securities, the Company shall be deemed to have been discharged from its obligations with respect to the Outstanding Securities of such series on and after the date the conditions precedent set forth below are satisfied (hereinafter, "defeasance"). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Securities of such series which shall thereafter be deemed to be "Outstanding" only for the purposes of the Sections of this Indenture referred to in clauses (A) and (B) of this Section, and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of Outstanding Securities of such series to receive, solely from the trust fund described in Section 1304 as more fully set forth in such Section, payments of the principal of (and premium, if any) and interest on such Securities when such payments are due, (B) the Company's obligations with respect to such Securities under Sections 306, 307, 1002 and 1003 and such obligations as shall be ancillary thereto, (C) the rights, powers, trusts, duties, immunities and other provisions in respect of the Trustee hereunder and (D) this Article Thirteen. Subject to compliance with this Article Thirteen, the Company may exercise its option under this Section 1302 notwithstanding the prior exercise of its option under Section 1303 with respect to the Securities of such series. Following a defeasance, payment of such Securities may not be accelerated because of an Event of Default.

Section 1303. Covenant Defeasance.

Upon the Company's exercise of its option (if any) to have this Section applied to any series of Securities, the Company shall be released from its obligations under Sections 801, 1005 and 1006 (and any covenant made applicable to such Securities pursuant to Section 301) and the occurrence of an event specified in Section 501(4) (with respect to any of Section 801, 1005 or 1006 or any such covenant) (and any other Event of Default applicable to such Securities that are determined pursuant to Section 301 to be subject to this provision) shall not be deemed to be an Event of Default with respect to the Outstanding Securities of such series on and after the date the conditions set forth below are satisfied (hereinafter, "covenant defeasance"), and such Securities shall thereafter be deemed not to be "Outstanding" for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with Sections 801, 1005 and 1006 (and any other covenant made applicable to such Security pursuant to Section 301) and any such Events of Default, but shall continue to be deemed "Outstanding" for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to the Outstanding Securities of such series, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such Section or such other covenant whether directly or indirectly by reason of any reference elsewhere herein to any such Section or such other covenant or by reason of any reference in any such Section or such other covenant to any other provision herein or in any other document, but the remainder of this Indenture and such Securities shall be unaffected thereby. Notwithstanding the defeasance by the Company of its obligations under Section 801, any successor shall be required to assume the Company's obligations under Section 607 as a condition to such succession.

Section 1304. Conditions to Defeasance or Covenant Defeasance.

The following shall be the conditions precedent to application of either Section 1302 or Section 1303 to the Outstanding Securities of or within such series:

(1) The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 609 who shall agree to comply with the provisions of this Article Thirteen applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (A) money in an amount (in such currency, currencies or currency units in which such Securities are then specified as payable at Maturity), or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (C) a combination thereof in an amount, sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, (i) the principal of (and premium, if any) and interest on the Outstanding Securities of such series on the Maturity of such principal, premium, if any, or interest and (ii) any mandatory sinking fund payments applicable to such Securities on the day on which such payments are due and payable in accordance with the terms of this Indenture and such Securities. Before such a deposit the Company may make arrangements satisfactory to the Trustee for the redemption of Securities at a future date or dates in accordance with Article Eleven, which shall be given effect in applying the foregoing. For this purpose, "U.S. Government Obligations" means securities that are (x) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933, as amended) as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depositary receipt.

(2) No Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the Securities of such series shall have occurred and be continuing (A) on the date of such deposit or (B) insofar as subsections 501(5) and (6) are concerned, at any time during the period ending on the 91st day after the date of such deposit or, if longer, ending on the day following the expiration of the longest preference period applicable to the Company in respect of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(3) Such defeasance or covenant defeasance shall not (A) cause the Trustee for the Securities of such series to have a conflicting interest as defined in Section 608 or for purposes of the Trust Indenture Act with respect to any Securities of the Company or (B) result in the trust arising from such deposit to constitute, unless it is qualified as, a regulated investment company under the Investment Company Act of 1940, as amended.

Exhibit 4.1

(4) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound.

(5) In the case of an election under Section 1302, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (x) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of this Indenture there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Outstanding Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(6) In the case of an election under Section 1303, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(7) Such defeasance or covenant defeasance shall be effected in compliance with any additional terms, conditions or limitations which may be imposed on the Company in connection therewith pursuant to Section 301.

(8) The Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under Section 1302 or the covenant defeasance under Section 1303 (as the case may be) have been complied with.

Section 1305. Deposited Money and U.S. Government Obligations to be Held in Trust; Other Miscellaneous Provisions.

Subject to the provisions of the last paragraph of Section 1003, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee or other qualifying trustee (collectively, for purposes of this Section 1305, the "Trustee") pursuant to Section 1304 in respect of the Outstanding Securities of such series shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (but not including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities, of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, but such money need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the money or U.S. Government Obligations deposited pursuant to Section 1304 or the principal and interest received in respect thereof.

Anything herein to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations held by it as provided in Section 1304 which in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance.

Section 1306. Reinstatement.

If the Trustee or the Paying Agent is unable to apply any money in accordance with Section 1305 by reason of any order or judgment or any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's obligations under the Securities of such series shall be revived and reinstated as though no deposit had occurred pursuant to this Article Thirteen until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 1305; provided, however, that if the Company makes any payment of principal of (and premium, if any) or interest on any such Security following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or the Paying Agent.

Section 1307. Qualifying Trustee.

Any trustee appointed pursuant to Section 1304 for the purpose of holding trust funds deposited pursuant to that Section shall be appointed under an agreement in form acceptable to the Trustee and shall provide to the Trustee a certificate of such trustee, upon which certificate the Trustee shall be entitled to conclusively rely, that all conditions precedent provided for herein to the related defeasance or covenant defeasance have been complied with. In no event shall the Trustee be liable for any acts or omissions of said trustee.

ARTICLE FOURTEEN
IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS AND EMPLOYEES

Section 1401. Exemption from Individual Liability.

No recourse under or upon any obligation, covenant or agreement of this Indenture, or of any Security, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, stockholder, officer, director, or employee, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the obligations issued hereunder are solely corporate obligations of the Company, and that no such personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, stockholders, officers, directors, or employees, as such, of the Company or of any successor corporation, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Securities or implied therefrom; and that any and all such personal liability, either at common law or in equity or by constitution or statute, of, and any and all such rights and claims against, every such incorporator, stockholder, officer, director, or employee, as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Securities or implied therefrom, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of such Securities.

*****

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

MONSANTO COMPANY

By: _____

Name: _____

Title: _____

THE BANK OF NEW YORK

By: _____

Name: _____

Title: _____

Exhibit 4.1

BRYAN CAVE LLP

WASHINGTON, D.C.
NEW YORK, NEW YORK
KANSAS CITY, MISSOURI
JEFFERSON CITY, MISSOURI
OVERLAND PARK, KANSAS
PHOENIX, ARIZONA
LOS ANGELES, CALIFORNIA
IRVINE, CALIFORNIA
IN ASSOCIATION WITH BRYAN CAVE (ILLINOIS)
CHICAGO, ILLINOIS

Denis P. McCusker
314-259-2455

One Metropolitan Square

211 N. Broadway, Suite 3600

St. Louis, Missouri 63102-2750

(314) 259-2000

facsimile: (314) 259-2020

RIYADH, SAUDI ARABIA
KUWAIT CITY, KUWAIT
ABU DHABI, UNITED ARAB EMIRATES
DUBAI, UNITED ARAB EMIRATES
HONG KONG
BEIJING, PEOPLE'S REPUBLIC OF CHINA
SHANGHAI, PEOPLE'S REPUBLIC OF CHINA
IN ASSOCIATION WITH BRYAN CAVE,
A MULTINATIONAL PARTNERSHIP.
LONDON, ENGLAND

DPM@BryanCave.com

Exhibit 5

May 16, 2002

Monsanto Company
800 North Lindbergh Boulevard
St. Louis, Missouri 63167


Re: Registration Statement on Form S-3 Relating to $2,000,000,000
Principal Amount of Debt Securities


Ladies and Gentlemen:

Monsanto Company (the *"Company"*) proposes to file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, a Registration Statement on Form S-3 (the *"Registration Statement"*) relating to the proposed issuance from time to time by the Company of its debt securities (the *"Debt Securities"*) in aggregate principal amount of up to $2,000,000,000. The Debt Securities would be issued from time to time in one or more series (a *"Series"*) under one or more Indentures (the *"Indenture"*), between the Company and The Bank of New York, as trustee (the *"Trustee"*), the form of which is an exhibit to the Registration Statement.

To enable us to render the opinion set forth below, we have examined corporate records of the Company and such other documents and materials as we have considered relevant, and have made such investigation of matters of law and of fact as we have considered appropriate.

Based on the foregoing, we are of the opinion that:

1. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power to execute and deliver the Debt Securities.

2. The execution and delivery of the Indenture has been duly authorized by all requisite action on the part of the Company. Upon execution and delivery of the Indenture by the Company, and compliance with the procedures specified in the Indenture relating thereto, the issuance of the Debt Securities of the several Series will be duly authorized. When the Debt Securities of the several Series have been so authorized and executed by the Company, authenticated by the Trustee and delivered against payment therefor, the Debt Securities of such Series will constitute the valid and binding obligations of the Company, enforceable against it in accordance with their terms, except as such enforceability may be limited by bankruptcy and other laws affecting creditors' rights generally as in effect from time to time, and except that the availability of certain equitable remedies may be limited by generally applicable equitable principles.

We consent to the filing of this opinion as an exhibit to the Registration Statement, and we consent to the use of our name in the Registration Statement and the related Prospectus.


Very truly yours,

/s/ Bryan Cave LLP


Exhibit 12

MONSANTO COMPANY
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,		Year Ended December 31,				
	2002	2001	2001	2000	1999	1998	1997
Income (Loss) Before Income Taxes, Extraordinary Item and Cumulative Effect of Accounting Change	$ 130	$ 88	$ 463	$ 334	$ 263	$ (60)	$ 1
Add:							
Fixed charges	25	36	153	272	305	140	68
Less capitalized interest	(2)	(6)	(30)	(37)	(23)	(9)	(9)
Dividends from affiliated companies	0	0	1	1	1	1	1
Equity affiliate expense (subtract equity affiliate income)	10	9	41	34	18	31	(6)
Earnings available for fixed charges	$ 163	$ 127	$ 628	$ 604	$ 564	$ 103	$ 55
Fixed Charges:							
Interest expense	$ 18	$ 24	$ 99	$ 214	$ 269	$ 121	$ 48
Capitalized interest	2	6	30	37	23	9	9
Portion of rents representative of interest factor	5	6	24	21	13	10	11
Fixed Charges	$ 25	$ 36	$ 153	$ 272	$ 305	$ 140	$ 68
Ratio of Earnings to Fixed Charges	6.52	3.53	4.10	2.22	1.85	0.74	0.81

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Monsanto Company on Form S-3 of our report dated February 5, 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*), incorporated by reference in the Annual Report on Form 10-K of Monsanto Company for the year ended December 31, 2001 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri

May 17, 2002

Exhibit 24

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints CHARLES W. BURSON, MICHAEL D. BRYAN, SONYA M. DAVIS and MICHAEL L. DECAMP, and each of them (with full power of each to act alone), severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and to execute in his or her name, place and stead (individually and in any capacity stated below) a registration statement on Form S-3 covering the registration of debt securities of Monsanto Company in aggregate principal amount of up to $2,000,000,000 (the ''Registration Statement'') and any and all amendments to the Registration Statement (including post-effective amendments thereto), and any additional registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the same offering contemplated by the Registration Statement, and all documents and instruments necessary or advisable in connection therewith, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission (or any other governmental regulatory authority), each of said attorneys-in-fact and agents to have power to act with or without the others and to have full power and authority to do and to perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and/or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated May 1, 2002

/s/ Frank V. Atlee III	/s/ Gwendolyn S. King
Frank V. Atlee III	Gwendolyn S. King
Chairman of the Board	Director
/s/ Hendrik A. Verfaillie	/s/ Sharon R. Long
Hendrik A. Verfaillie	Sharon R. Long
President, Chief Executive Officer, Director	Director
(Principal Executive Officer)	
/s/ Terrell K. Crews	/s/ Philip Needleman
Terrell K. Crews	Philip Needleman
Executive Vice President, Chief Financial	Director
Officer (Principal Financial Officer)	
/s/ Richard B. Clark	/s/ C. Steven McMillan
Richard B. Clark	C. Steven McMillan
Vice President and Controller (Principal	Director
Accounting Officer)	
/s/ Christopher J. Coughlin	/s/ William U. Parfet
Christopher J. Coughlin	William U. Parfet
Director	Director
/s/ Michael Kantor	/s/ John S. Reed
Michael Kantor	John S. Reed
Director	Director

Exhibit 25

==

FORM T-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) |__|

THE BANK OF NEW YORK
(Exact name of trustee as specified in its charter)

New York	13-5160382
(State of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)
One Wall Street, New York, N.Y.	10286
(Address of principal executive offices)	(Zip code)

MONSANTO COMPANY
(Exact name of obligor as specified in its charter)

Delaware	43-1878297
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)
800 North Lindbergh Boulevard	
St. Louis, Missouri	63167
(Address of principal executive offices)	(Zip code)

_____

Debt Securities
(Title of the indenture securities)

==

1. General information. Furnish the following information as to the Trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

Name	Address
Superintendent of Banks of the State of New York	2 Rector Street, New York, N.Y. 10006, and Albany, N.Y. 12203
Federal Reserve Bank of New York	33 Liberty Plaza, New York, N.Y. 10045
Federal Deposit Insurance Corporation	Washington, D.C. 20429
New York Clearing House Association	New York, New York 10005

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16. List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939, as amended, (the "Act") and 17 C.F.R. 229.10(d).

1. A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

4. A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

6.	The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 1st day of May, 2002.

THE BANK OF NEW YORK

By: _____/s/ MING SHIANG_____
   Name: MING SHIANG
   Title: VICE PRESIDENT

EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK

of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business December 31, 2001, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

ASSETS	Dollar Amounts In Thousands
Cash and balances due from depository institutions:	
Noninterest-bearing balances and currency and coin	$3,163,218
Interest-bearing balances	5,923,554
Securities:	
Held-to-maturity securities	1,210,537
Available-for-sale securities	9,596,941
Federal funds sold and Securities purchased under agreements to resell	4,723,579
Loans and lease financing receivables:	
Loans and leases held for sale	1,104,560
Loans and leases, net of unearned income ………… 36,204,516	
LESS: Allowance for loan and lease losses ………...608,227	
Loans and leases, net of unearned income and allowance	35,596,289
Trading Assets	8,039,857
Premises and fixed assets (including capitalized leases)	836,786
Other real estate owned	1,292
Investments in unconsolidated subsidiaries and associated companies	207,616
Customers' liability to this bank on acceptances outstanding	292,295
Intangible assets	
Goodwill	1,579,965
Other intangible assets	18,971
Other assets	5,723,285

Total assets...	$78,018,745

LIABILITIES
Deposits:

In domestic offices..	$28,786,182
Noninterest-bearing...........................12,264,352	
Interest-bearing 16,521,830	
In foreign offices, Edge and Agreement	
subsidiaries, and IBFs..	27,024,257
Noninterest-bearing................................407,933	
Interest-bearing 26,616,325	
Federal funds purchased and securities sold	
under agreements to repurchase..........................	1,872,762
Trading liabilities..	2,181,529
Other borrowed money:	
(includes mortgage indebtedness and	
obligations under capitalized leases)…….	1,692,630
Bank's liability on acceptances executed and	
outstanding..	336,900
Subordinated notes and debentures.........................	1,940,000
Other liabilities..	
	7,217,748
Total liabilities	$71,052,008

EQUITY CAPITAL

Common stock	1,135,284
Surplus	1,050,729
Retained earnings...	4,266,676
Accumulated other comprehensive income………	13,733
Other equity capital components……………….	0
Total equity capital	6,466,422
Total liabilities and equity capital...........................	$78,015,745

    I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true to the best of my knowledge and belief.


Thomas J. Mastro,
Senior Vice President and Comptroller

    We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true and correct.

Thomas A. Renyi
Gerald L. Hassell    Directors
Alan R. Griffith